EXHIBIT 99.1

QUARTERLY REPORT TO SHAREHOLDERS
US GAAP FINANCIAL RESULTS FOR FISCAL 2006 THIRD QUARTER

THE DESCARTES SYSTEMS GROUP INC.

TABLE OF CONTENTS

Management’s Discussion and Analysis of Financial Condition and Results of Operations	2

Overview	3

Consolidated Operations	6

Quarterly Operating Results	12

Liquidity and Capital Resources	13

Trends	15
Commitments, Contingencies, Guarantees and Variable Interest Entities	16

Outstanding Share Data	18

Application of Critical Accounting Policies	18

Recent Accounting Pronouncements	20

Certain Factors That May Affect Future Results	22

Consolidated Financial Statements

Consolidated Balance Sheets	32

Consolidated Statements of Operations	33

Consolidated Statements of Cash Flows	34

Notes to Consolidated Financial Statements	35

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contains references to Descartes using the words “we,” “us,” “our” and similar words and the reader is referred to using the words “you,” “your” and similar words. In this MD&A, unless specifically indicated otherwise, all financial results referenced are unaudited, are in United States currency and are determined in accordance with United States Generally Accepted Accounting Principles (“GAAP”).

The MD&A also refers to our fiscal periods. Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Our current fiscal year, which will end on January 31, 2006, is referred to as the “current fiscal year,” “fiscal 2006,” “2006,” or using similar words. The previous fiscal year, which ended on January 31, 2005, is referred to as the “previous fiscal year,” “fiscal 2005,” “2005,” or using similar words. Other fiscal years are referenced by the applicable year during which the fiscal year ends. For example, fiscal 2008 refers to the annual period ending January 31, 2008 and the “third quarter of 2008” refers to the quarter ending October 31, 2007.

This MD&A is prepared as of December 10, 2005. You should read the MD&A in conjunction with our unaudited consolidated financial statements for our third quarter of fiscal 2006 that appear elsewhere in this Quarterly Report to Shareholders. You should also read the MD&A in conjunction with our audited annual consolidated financial statements, related notes thereto and the related MD&A for fiscal 2005 that are included in our most recent annual report to shareholders (the “2005 Annual Report”) as well as the financial statements, related notes and MD&A for our fiscal quarters ended April 30, 2005 and July 31, 2005.

We have prepared the MD&A in reference to Form 51-102F1 MD&A disclosure requirements established under National Instrument 51-102 “Continuous Disclosure Obligations” (“NI 51-102”) of the Canadian Securities Administrators. The MD&A in the 2005 Annual Report was prepared with reference to NI 51-102. The provisions of NI 51-102 concerning annual MD&A apply only for financial periods beginning on or after January 1, 2004. As it relates to our financial condition and results of operations for the third quarter of 2006, pursuant to NI 51-102, this MD&A updates the MD&A included in the 2005 Annual Report.

Additional information about us, including copies of our continuous disclosure materials such as our annual information form, is available on our website at http://www.descartes.com, through the EDGAR website at http://www.sec.gov or through the SEDAR website at http://www.sedar.com. Certain statements made in the MD&A, including, but not limited to, statements relating to our expectations concerning future revenues and earnings, mix of revenues between services revenues and license revenues, use of cash, interest expense, product development, sales and marketing expenditures, geographic break-down of business, business trends, investments in headcount, market opportunity, opportunities to increase services gross margin, cost containment measures, the expected lack of future restructuring initiatives, an increased focus on sales and marketing functions and the sufficiency of capital to meet working capital and capital expenditure requirements, constitute forward-looking statements. When used in this document, the words “believe,” “plan,” “expect,” “anticipate,” “intend,” “continue,” “may,” “will,” “should,” or the negative of such terms and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Factors that may cause such differences include, but are not limited to, the factors discussed under the heading “Certain Factors That May Affect Future Results” appearing in the MD&A. If any of such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

OVERVIEW

We are a global provider of on-demand supply chain technology and services that help our customers deliver. Using our technology and services, companies reduce costs, save time, and enhance the service that they deliver to their own customers. Our technology-based solutions, which consist of services and software, provide connectivity and business document exchange, route planning and wireless dispatch, inventory and asset visibility, rate management, transportation management, and warehouse optimization. Our pricing model provides companies with flexibility in purchasing our solutions on either a license or subscription basis. Our primary focus is on distribution-sensitive companies where delivery is either a key or a defining part of their own product or service offering, or provides opportunities for cost efficiencies.

The Market
Supply chain management has been evolving over the past several years, as companies are increasingly seeking real-time control of their supply chain activities. Companies are looking for integrated, end-to-end solutions that combine business document exchange and mobile resource management applications (MRM) with end-to-end supply chain execution management (SCEM) applications, such as transportation management, routing and scheduling, and inventory visibility.

As the market has been changing, we have been evolving to meet its needs. More and more information is becoming available relating to the movement of goods through the supply chain and, with the proliferation of wireless technologies, that information is becoming available in real-time. We are helping our customers take advantage of this trend by offering technology and services that leverage this new information and the mechanisms by which it is delivered.

Solutions
Our solutions are marketed in two suites: (a) the Descartes Delivery Management™ suite; and (b) the Descartes Global Logistics Network™ (GLN) services suite. The suites are made up of various products and services, some of which form part of both suites. Products or services from both suites can be combined in various permutations to form a solution that helps answer the delivery challenge our customer faces. This also gives our customers an opportunity to add supply chain services and capabilities as their business needs grow and change.

Our Delivery Management suite helps manufacturers, retailers and distributors to reduce logistics costs and decrease lead-time variability for their global shipments and regional operations. In addition, the suite helps companies efficiently use logistics assets while arming the customer service departments of private fleets and contract carriers with information about the location, availability and scheduling of vehicles to better serve clients. Our Delivery Management suite is differentiated by its ability to combine planning, execution, messaging services and performance management into an integrated solution.

Our Global Logistics Network services suite helps transportation and logistics services providers better manage their book-to-bill process, optimize fleet performance, integrate their logistics partners and provide their own customers with value-added logistics technology services. The cornerstone of the suite is the Global Logistics Network — one of the world's largest multimodal networks of transportation providers, their trading partners and regulatory agencies.

Helping us to develop and support our suites is our Logistics Network Operating System™ (LNOS), built on Microsoft .NET™ standards. LNOS is the foundation or architecture upon which our suites operate, enabling us to integrate our applications and offer solutions which help our customers deliver.

Sales and Distribution
Our sales efforts are primarily directed toward two specific customer markets: (a) transportation and logistics services providers; and (b) manufacturers, retailers and distributors. Our sales staff is regionally based. Our sales force is trained to sell across our suites, targeting existing customers and similar distribution-sensitive companies in one of those two specific customer markets. In North America and the United Kingdom, we promote our products primarily through direct sales efforts aimed at existing and potential users of our products. In October 2004, we re-introduced our presence in the Asia-Pacific region with a focus on making our channel partners successful. Channel partners for our remaining international operations include distributors, alliance partners and value-added resellers. Business partnerships play a central role in our strategy to address both existing and future customers.

Marketing
Marketing materials are delivered through targeted programs designed to reach our core customer groups. These programs include trade show and user group conferences and exchanges, partner-focused marketing programs, and direct corporate marketing efforts.

In October 2005, we launched The Descartes Challenge™ — a program designed to enable prospective customers to accept our challenge to use one of our Delivery Management suite solutions to help save them money before finally licensing it when the agreed savings are achieved.

Year-to-Date Events
In March 2005, we announced that our Customer Global User Group Steering Committee included representatives from Eastman Kodak, CVS Corporation, The Schwan Food Company, Ferrellgas Partners, U.B.C.R., Kintetsu, Integrated Logistics, Capital Coors, and Ocado Limited. Later in March, we announced the launch of our new Ocean rate management product, Rate Builder™. We also announced expanded customer relationships with Exel and Hanjin for Ocean Contract Management, and Kuehne & Nagel for Global Air Messaging.

In May 2005, we announced that we had earned a Certificate of Finalist Recognition in the Best Business Turnaround and the Best Turnaround Executive categories in the 2005 International Business Awards.

Later in May we strengthened our management team by adding two industry veterans: Chris Jones and Mark Weisberger. Jones, a former Senior Vice-President in Aberdeen Group’s Value Chain Reserve division, joined us as Executive Vice-President, Solutions & Markets. Weisberger, an enterprise software industry veteran with over 20 years experience specializing in field operations, joined us as Executive Vice-President, Field Operations. In addition, we announced the departure of Bruce Gordon, former Executive Vice-President, Operations.

In June 2005, we announced that resellers in Brazil, Spain, South Africa and Mexico were successfully deploying and selling our delivery and transportation management solutions.

Also in June 2005, we announced that Samsung Electronics Logitech and Tomra Recycling were using our delivery management solutions and that Meridian IQ was using ocean services on our Global Logistics Network.

On June 30, 2005, we announced that we had paid $27.7 million to satisfy all principal amount and interest due under our convertible debentures with cash on maturity, rather than issuing any common shares to satisfy the debentures.

In August 2005, we announced the roll-out of new delivery management solutions on our LNOS architecture, including two performance management applications (Reporting Services™ and Key Performance Indicators™), and an automatic vehicle location application (Descartes AVL™). In addition, we announced the availability of new services and enhancements on the Global Logistics Network, including Local Haulage™, Multimodal Track & Trace™ and Rate Builder.

Also in August 2005, we announced the launch of “Descartes Delivers”, a series of educational webcasts designed to teach our customers how to more efficiently and effectively manage the movement of goods across the supply chain using the latest Descartes solutions.

In September 2005, we announced a normal course issuer bid that enables us, if we so choose, to purchase up to an aggregate of 3,067,646 common shares over a period of 12 months ending September

19, 2006 on the Toronto Stock Exchange or NASDAQ Stock Exchange. We are restricted to purchasing no more than 2,035,290 common shares during this period on the NASDAQ stock exchange. We have not made any purchases pursuant to this normal course issuer bid.

In October 2005, we announced that ARC Advisory Group had named us as a Top Provider of Transportation Management Solutions in its Transportation Management Worldwide Outlook publication.

In October and November 2005, we announced various customer relationships, including the renewal of our messaging relationship with Air Canada, Precision Software joining the Global Logistics Network as a customer; Longo Brothers Fruit Markets successfully taking the Descartes Challenge; Schenker implementing our Local Haulage service to help manage pick-up and delivery agents; Cargo Express using our Multimodal Track & Trace solution; and a group of world-leading freight-forwarders engaging us to connect them to local carriers and agents to help monitor the first and last mile of delivery.

In November 2005, we announced enhancements to products and services in our Delivery Management and Global Logistics Network suites available to our existing customers.

In December 2005, we announced that STAPLES® Business Depot™ and other participants in the Supply Chain Network Project™ had selected Descartes' Delivery Management suite to be used in Canada's first end-to-end radio frequency identification (RFID) pilot.

Also in December 2005, we announced that Ideal Supply, a Canadian auto parts and electrical products distributor, had successfully taken the Descartes Challenge, identified significant productivity improvements, and was deploying Routing & Scheduling solutions from our Delivery Management suite enterprise-wide.

On December 13, 2005, we announced that Eastman Kodak Company was using our Visibility & Event Management solution and Global Logistics Network to improve delivery productivity and performance, and to process more than two million business documents per month.

CONSOLIDATED OPERATIONS

The following table shows, for the periods indicated, our condensed results of operations in millions of dollars (except per share and weighted average share amounts):

	Third Quarter of		First Three Quarters of
	2006	2005	2006	2005
Total revenues	11.5	11.0	34.2	35.4
Cost of revenues	4.5	4.7	13.9	16.1
Gross margin	7.0	6.3	20.3	19.3
Operating expenses	5.8	7.0	17.5	37.1
Acquisition-related expenses	(0.7)	(1.0)	(2.2)	(21.2)
Restructuring costs and asset impairment	-	(0.6)	0.2	(14.3)
Income (loss) from operations	0.5	(2.3)	0.8	(53.3)
Investment income (expense) net of interest expense	0.1	(0.3)	(0.2)	(0.9)
Gain on sale of long-term investment	-	-	1.4	-
Income (loss) before income taxes	0.6	(2.6)	2.0	(54.2)
Income tax expense	-	(0.1)	-	(0.2)
Net income (loss)	0.6	(2.7)	2.0	(54.4)

EARNINGS (LOSS) PER SHARE - BASIC AND DILUTED	0.02	(0.07)	0.05	(1.34)
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands) BASIC DILUTED	40,709 41,667	40,706 40,706	40,707 41,525	40,706 40,706

Total revenues consist of services revenues and license revenues. Services revenues are principally composed of the following: (i) ongoing transactional fees for use of our services and products by our customers, which are recognized as the transactions occur; (ii) professional services revenues from consulting, implementation and training services related to our services and products, which are recognized as the services are performed; and (iii) maintenance, subscription and other related revenues, which include revenues associated with maintenance and support of our services and products, which are recognized ratably over the term of the maintenance or subscription period. License revenues derive from licenses granted to our customers to use our software products.

The following table provides additional analysis of our services and license revenues (in millions of dollars) generated over each of the periods indicated:

	Third Quarter of		First Three Quarters of
	2006	2005	2006	2005
Services revenues	10.3	10.0	30.5	31.9
Percentage of total revenues	90%	91%	89%	90%

License revenues	1.2	1.0	3.7	3.5
Percentage of total revenues	10%	9%	11%	10%
Total revenues	11.5	11.0	34.2	35.4

Our services revenues for the first three quarters of 2006 were $30.5 million, a 4% decline from the same period in 2005. For the third quarter of 2006 our services revenues were $10.3 million, a 3% increase from the same period in 2005. The decrease on a year-to-date basis was primarily due to decreased revenues from professional services related to the implementation of our routing and scheduling applications. The principal contributor to this decline was the conclusion of previously undertaken larger scale projects and decreased deal activity in prior quarters resulting in fewer newly initiated projects. Additionally, services revenues declined due to the loss of certain customers on our network services, largely in our legacy Visibility services and business document exchange services. The increase in revenue in the third quarter of 2006 when compared with the third quarter of 2005 is due to a general improvement across all revenue streams, offset slightly by the loss of certain customers on some of our legacy services.

Our license revenues were $3.7 million and $3.5 million for the first three quarters of 2006 and 2005, respectively. For the third quarter of 2006 our license revenues were $1.2 million, an increase of $0.2 million, or 20%, from the same period in 2005. The increase in revenues over the comparable year-ago periods is due to our continued success in licensing the products in our Delivery Management suites to retailers, manufacturers and distributors.

As a percentage of total revenues, our services revenues were 90% for the third quarter of 2006 and 89% for the first three quarters of 2006 compared to 91% and 90% respectively, for the same periods in 2005.

We operate in one business segment providing supply chain solutions. The following table provides additional analysis of our revenues segmented by geographic area of operation (in millions of dollars):

	Third Quarter of		First Three Quarters of
	2006	2005	2006	2005
Americas	8.1	7.7	23.5	25.1
Percentage of total revenues	71%	70%	69%	71%

Europe, Middle-East and Africa (“EMEA”)	2.9	3.0	9.4	8.3
Percentage of total revenues	25%	27%	27%	23%

Asia Pacific	0.5	0.3	1.3	2.0
Percentage of total revenues	4%	3%	4%	6%
Total revenues	11.5	11.0	34.2	35.4

Revenues from the Americas region for the first three quarters of 2006 were $23.5 million, a 6% decline from the same period in 2005. For the third quarter of 2006 our revenues were $8.1 million, a 5% increase from the same period in 2005. The increase during the third quarter was due to higher overall services revenue during the period. The decline on a year-to-date basis was due to lower revenues in the first two quarters from license revenue, business document exchange revenue and professional services revenue. That decline can likely be attributed to the termination of a large number of sales and marketing personnel as a consequence of our May 2004 expense reduction initiatives, who were instrumental in driving revenue in the region.

Revenues from the EMEA region for the first three quarters of 2006 were $9.4 million, a 13% increase from the same period in 2005. For the third quarter of 2006 our revenues were $2.9 million, down slightly from the same period in 2005. The increase year to date is primarily due to stronger license revenues in this region during the third quarter, principally from deals involving our routing and scheduling solutions in our Delivery Management suite.

Revenues from the Asia Pacific region for the first three quarters of 2006 were $1.3 million, a 35% decline from the same period in 2005. For the third quarter of 2006 our revenues were $0.5 million, a 67% increase from the same period in 2005. In the second quarter of 2005, we reduced our sales force in this region as part of our announced global restructuring plan. As a result, revenues from the region in the first 2 quarters of 2006 were lower than the comparable year-ago period. In the third quarter of 2006, we have seen an increase in revenues as we start to reinvest in sales activity in the region.

The following table provides an additional analysis of cost of revenues (in millions of dollars) and the related gross margins for the periods indicated:

	Third Quarter of		First Three Quarters of
	2006	2005	2006	2005
Services
Services revenues	10.3	10.0	30.5	31.9
Cost of services revenues	4.3	4.5	13.0	15.4
Gross margin	6.0	5.5	17.5	16.5
Gross margin percentage	58%	55%	57%	52%
Licenses
License revenues	1.2	1.0	3.7	3.5
Cost of license revenues	0.2	0.2	0.9	0.7
Gross margin	1.0	0.8	2.8	2.8
Gross margin percentage	83%	80%	76%	80%
Total
Revenues	11.5	11.0	34.2	35.4
Cost of revenues	4.5	4.7	13.9	16.1
Gross margin	7.0	6.3	20.3	19.3
Gross margin percentage	61%	57%	59%	55%

Cost of services revenues consists of internal costs of running our systems and applications as well as the cost of salaries and other personnel-related expenses incurred in providing professional service and maintenance work, including consulting and customer support.

Gross margin percentage for service revenues for the first three quarters of 2006 was 57% compared to 52% for the same period in 2005. For the third quarter of 2006, the gross margin percentage for service revenues was 58% compared to 55% for the same period in 2005. The increase in margin during the quarter and on a year-to-date basis is primarily due to cost reductions achieved in running our network and providing our services.

Cost of license revenues consists of costs related to our sale of third-party software, such as third-party license fees, referral fees and/or royalties.

Gross margin percentage for license revenues for the first three quarters of 2006 was 76% compared to 80% for the same period in 2005, principally due to higher third-party software costs in the year-to-date period in 2006. For the third quarter of 2006, the gross margin on license revenues increased to 83% compared to 80% for the same period in 2005, principally as a result of lower third-party software costs on the license transactions completed in the third quarter of 2006.

Operating expenses (consisting of sales and marketing, research and development, and general and administrative expenses) were $17.5 million and $37.1 million for the first three quarters of 2006 and 2005, respectively. Operating expenses were $5.8 million and $7.0 million for the third quarter of 2006 and 2005, respectively. The decrease is primarily the result of efficiencies generated by our cost reduction initiatives commenced in the second quarter of 2005.

The following table provides an additional analysis of operating expenses (in millions of dollars) for the periods indicated:

	Third Quarter of		First Three Quarters of
	2006	2005	2006	2005
Total revenues	11.5	11.0	34.2	35.4

Sales and marketing expenses	2.0	2.3	6.3	16.1
Percentage of total revenues	17%	21%	18%	45%

Research and development expenses	1.8	2.1	5.1	8.7
Percentage of total revenues	16%	19%	15%	25%

General and administrative expenses	2.0	2.6	6.1	12.3
Percentage of total revenues	17%	24%	18%	35%
Total operating expenses	5.8	7.0	17.5	37.1

Sales and marketing expenses include salaries, commissions and other personnel-related costs, bad debt expenses, travel expenses, advertising programs and services, and other promotional activities associated with selling and marketing our services and products. Sales and marketing expenses were $6.3 million for the first three quarters of 2006, a decline of 61% from expenses of $16.1 million for the same period in 2005. Sales and marketing expenses were $2.0 million and $2.3 million for the third quarter of 2006 and 2005, respectively. The decrease in 2006 was primarily attributable to the large reduction in our sales force and marketing department in connection with our restructuring initiative commenced in the second quarter of 2005.

Research and development expenses consist primarily of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities as well as costs for third-party outsourced development providers. We expensed all costs related to research and development in both 2006 and 2005. Research and development expenses were $5.1 million for the first three quarters of 2006, a decline of 41% from expenses of $8.7 million for the same period in 2005. Research and development expenses were $1.8 million for the third quarter of 2006, a decline of 14% from expenses of $2.1 million for the same period in 2005. The decrease in research and development expenses for the first three quarters of fiscal 2006, compared to the corresponding periods in 2005, was primarily attributable to the cancellation of a consulting contract with a third party to outsource certain product development.

General and administrative expenses consist primarily of salaries and other personnel-related costs of administrative personnel, as well as professional fees and other administrative expenses. General and administrative expenses were $6.1 million for the first three quarters of 2006, a decline of 50% from expenses of $12.3 million for the same period in 2005. General and administrative costs were $2.0 million and $2.6 million for the third quarter of 2006 and 2005, respectively. The decrease in general and administrative expenses is primarily attributable to efficiency gains from our cost reduction initiatives commenced in the second quarter of 2005. Additionally, general and administrative expenses in the first three quarters of 2005 included severance costs of approximately $1.0 million that were incurred primarily relating to the departure of various members of the previous senior management team.

Acquisition-related expenses include amortization of intangible assets and impairment of goodwill acquired on business combinations that we have completed to date. Acquisition-related expenses were $2.2 million and $21.2 million for the first three quarters of 2006 and 2005, respectively. The large decrease in this expense is principally a result of an $18.0 million goodwill impairment charge in the first quarter of 2005. The following table provides an additional analysis of acquisition-related expenses for the periods indicated (in millions of dollars):

	Third Quarter of		First Three Quarters of
	2006	2005	2006	2005
Amortization of intangible assets	0.7	1.0	2.1	3.1
Impairment of goodwill	-	-	0.1	18.1
Total acquisition-related expenses	0.7	1.0	2.2	21.2

Amortization of intangible assets includes customer agreements and relationships, non-compete covenants, existing technologies and trade names associated with the acquisitions completed by us to date. Intangible assets with a finite life are amortized to income over their useful life, which historically has not exceeded 5 years. The amount of amortization expense in a fiscal period is dependent on our acquisition activities as well as on our asset impairment tests. Amortization of intangible assets for the third quarter and first three quarters of 2006 were $0.7 million and $2.1 million, respectively, compared to $1.0 million and $3.1 million, respectively, for the same periods in 2005. The decrease in amortization expense relates to several components of our acquired intangible assets that are now fully amortized. As of October 31, 2005, the unamortized portion of intangible assets amounted to $2.0 million. Future amortization expense for intangible assets as at October 31, 2005 is estimated to be $0.6 million for the fourth quarter of 2006, $1.0 million for 2007, $0.2 million for 2008 and $0.2 million for 2009.

We write down intangible assets with a finite life to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. Fair value of intangibles is determined by discounting the expected related cash flows. No intangible impairment has been recorded in 2006, nor was any recorded in 2005.

Effective February 1, 2002, we adopted the requirements of Statement of Financial Accounting Standards (“SFAS 142”), “Goodwill and Other Intangible Assets,” thereby ceasing the amortization of all goodwill acquired in all business combinations. SFAS 142 replaces the amortization of goodwill with an annual impairment test as well as a transition test for impairment at the date of the adoption of the new standard. We have designated October 31st of each year as the date for our annual impairment test.

In addition to our annual impairment tests, we perform a quarterly analysis of whether any event has occurred that would more likely than not reduce our enterprise value below our carrying amount and, if so, we perform a goodwill impairment test between the annual dates. Due to various events and changes in circumstances publicly announced in May 2004 that reduced our fair value as of April 30, 2004, we performed an interim impairment test for the first quarter of 2005 and determined that book value was significantly in excess of enterprise value and that the entire remaining recorded goodwill was impaired. Accordingly, a goodwill impairment charge of $18.0 million was recorded in the first quarter of 2005. Subsequently, certain earn-out payments related to the acquisition of Tradevision have been recorded as goodwill impairment charges in each of the second quarter of 2005 ($0.1 million), the fourth quarter of 2005 ($0.1 million), and the second quarter of 2006 ($0.1 million) as payments come due under the purchase price earn-out arrangement agreed to as part of the acquisition.

As of the end of the third quarter of 2006, there was no goodwill recorded on our balance sheet. Accordingly, we are no longer performing tests for impairment of goodwill. If any goodwill is recorded in future periods as a result of acquisitions or otherwise, we will resume our annual goodwill impairment tests on October 31st of each year. In addition, we will perform further quarterly analysis of whether any event has occurred that would more likely than not reduce our enterprise value below our carrying amount, and, if so, we will perform a goodwill impairment test between the annual dates. Any future impairment adjustment will be recognized as an expense in the period that the adjustment is identified.

Restructuring costs and asset impairment were ($0.2) million and $14.3 million in the first three quarters of 2006 and 2005, respectively, and nil and $0.6 million for the third quarter of 2006 and 2005, respectively, relating to the restructuring initiatives described in Note 8 to the Consolidated Financial Statements for the third quarter of 2006. Our primary reason for initiating these restructuring initiatives was to align our cost structure with our services-based revenue model and to streamline our corporate operations. As of October 31, 2005, activities under all restructuring initiatives are completed, including a 45% reduction in our global workforce, with the remaining restructuring provision of $0.7 million to be drawn down over time as cash is paid in connection with ongoing restructured contracts, such as closed office leases. We do not currently expect any significant additional restructuring expenses in connection with any of our restructuring initiatives. A summary of the provisions under the May 2003 and May 2004 restructuring initiatives and drawdowns during the third quarter of 2006 is in the following table (in thousands of dollars):

	Provision as at July 31, 2005	Cash Drawdowns	Remaining Provision as at October 31, 2005
May 2003
Office closure costs	643	(36)	607
May 2004
Workforce reduction	44	(20)	24
Office closure costs	135	(30)	105
	822	(86)	736

Investment income (expense) net of interest expense was $0.1 million of income and $0.2 million of expense for the third quarter and first three quarters of 2006, respectively, compared to an expense of $0.3 million and $0.9 million respectively, for the same periods in 2005. The decrease in investment expense net of interest expense is principally a result of us repaying our convertible unsecured debentures on maturity in June 2005, eliminating an ongoing interest expense obligation.

Gain on sale of long-term investment relates to sales during the first and second quarters of 2006 of our entire investment in Ocado, a UK online grocer, for approximately $4.7 million relative to its carrying value of $3.3 million.

Overall, we generated net income of $2.0 million in the first three quarters of 2006, compared to a loss in the first three quarters of 2005 of $54.4 million. In the third quarter of 2006 we generated income of $0.6 million compared to a loss of $2.7 million in the third quarter of 2005. The improvement in net income is principally attributable to the efficiencies gained from our restructuring initiatives commenced in the second quarter of 2005 as well as the inclusion of a $13.2 million charge for restructuring costs and asset impairment in the second quarter of 2005 and an $18.0 million goodwill impairment charge in the first quarter of 2005.

QUARTERLY OPERATING RESULTS

The following table provides an analysis of our unaudited operating results (in thousands of dollars, except per share and number of share amounts) for each of the quarters ended on the date indicated. Commencing with the interim consolidated financial statements for the interim period ended April 30, 2004, we have reconciled our United States GAAP financial statements to Canadian GAAP in the Notes to the Consolidated Financial Statements for the applicable interim period:

	April 30,	July 31,	October 31,	January 31,	Total
	2005	2005	2005	2006
2006
Revenues	11,306	11,428	11,487		34,221
Gross margin	6,490	6,829	6,964		20,283
Operating expenses	5,749	5,916	5,800		17,465
Net income	465	929	629		2,023
Basic and diluted earnings per share	0.01	0.02	0.02		0.05
Weighted average shares outstanding (thousands):
Basic	40,706	40,706	40,709		40,707
Diluted	41,463	41,653	41,667		41,525

	April 30,	July 31,	October 31,	January 31,	Total
	2004	2004	2004	2005
2005
Revenues	13,256	11,065	11,045	11,029	46,395
Gross margin	7,791	5,173	6,334	6,044	25,342
Operating expenses	16,781	13,163	7,064	5,708	42,716
Loss	(28,943)	(22,699)	(2,730)	(959)	(55,331)
Basic and diluted loss per share	(0.71)	(0.56)	(0.07)	(0.02)	(1.36)
Weighted average shares outstanding - basic and diluted (thousands)	40,706	40,706	40,706	40,706	40,706

	April 30,	July 31,	October 31,	January 31,	Total
	2003	2003	2003	2004
2004
Revenues	14,187	15,219	16,026	14,353	59,785
Gross margin	9,407	10,529	11,239	9,223	40,398
Operating expenses	12,848	11,576	12,204	16,982	53,610
Loss	(9,018)	(14,706)	(4,194)	(10,575)	(38,493)
Basic and diluted loss per share	(0.17)	(0.29)	(0.10)	(0.26)	(0.84)
Weighted average shares outstanding - basic and diluted (thousands)	52,230	50,470	40,654	40,655	45,951

Our May 2004 restructuring initiative, described in Note 8 to the Consolidated Financial Statements for the third quarter of 2006, had a significant effect on our quarterly operating results, beginning with the second quarter of 2005. Revenues declined as we reduced our sales force, concentrated on our existing customers and our services-based business model, and tempered our pursuit of new license transactions. In addition, beginning in the third quarter of 2005, our operating expenses were significantly reduced as a result of this restructuring initiative.

Our losses over the quarters detailed in the table above have also been impacted by significant charges in particular quarters. In the second quarter of 2004, we incurred a restructuring charge of $7.3 million in connection with our May 2003 restructuring initiative described in Note 8 to the Consolidated Financial Statements for the third quarter of 2006. In the first quarter of 2005, we incurred a goodwill impairment charge of $18.0 million. In connection with the May 2004 restructuring initiative, we incurred an $11.7 million charge for restructuring costs and asset impairment in the second quarter of 2005.

Our net income in the first and second quarters of 2006 has benefited from a $1.4 million gain on the sale of our entire long-term investment in Ocado.

The number of common shares used in the loss per share calculation decreased over the quarterly periods shown as a result of the repurchase of 11,578,000 common shares in May 2003. The stepped decline shown in the table above is the result of the weighted average outstanding share calculation required by applicable accounting principles. Since we were profitable for the first time in the first quarter of 2006, the number of common shares used in the diluted earnings per share calculation increased as a result of the dilutive effect of employee stock options.

LIQUIDITY AND CAPITAL RESOURCES

Historically, we have financed our operations and met our capital expenditure requirements primarily through cash flows provided from operations, long-term borrowings and sales of debt and equity securities. On June 30, 2005, we paid $27.7 million in principal and interest to satisfy all of our outstanding convertible debentures on their maturity. As of October 31, 2005, we had $31.2 million in cash, cash equivalents and marketable securities, and $3.3 million in available lines of credit. We believe this provides sufficient liquidity to fund our current operating requirements. Should additional future financing be undertaken, the proceeds from any such transaction could be utilized to fund strategic transactions, for reducing debt, or for general corporate purposes. We may, from time to time, consider selective strategic transactions to create value and improve performance, which may include acquisitions, dispositions, restructurings, joint ventures and partnerships, and we may undertake a financing transaction in connection with such a potential strategic transaction.

As of the end of the third quarter of 2006, our cash, cash equivalents and marketable securities had increased by $2.9 million compared to the position at the end of the second quarter of 2006. This increase was principally a result of cash generated from operating activities.

The table set forth below provides a summary statement of cash flows for the periods indicated in millions of dollars:

	Third Quarter of		First Three Quarters of
	2006	2005	2006	2005
Cash provided by (used in) operating activities	3.0	-	5.1	(17.7)
Additions to capital assets	(0.1)	-	(0.3)	(1.0)
Acquisition of subsidiary	-	-	(0.1)	-
Repayment of convertible debentures	-	-	(27.0)	-
Sale of long-term investment	-	-	4.7	-
Net change in cash and cash equivalents and marketable securities	2.9	-	(17.6)	(18.7)
Cash and cash equivalents and marketable securities, beginning of period	28.3	46.4	48.8	65.1
Cash and cash equivalents and marketable securities, end of period	31.2	46.4	31.2	46.4

Cash provided by (used in) operating activities was $3.0 million and $5.1 million for the third quarter and the first three quarters of 2006, respectively, compared to nil and ($17.7) million for the comparable periods in 2005. The increase in cash provided by operating activities in the third quarter of 2006 as compared to the third quarter of 2005 was principally due to improved operating performance in 2006 and continued improvements in collections from customers.

Additions to capital assets were $0.1 million and nil in the third quarter of 2006 and 2005, respectively. Capital asset additions were $0.3 million in the first three quarters of 2006 compared to additions of $1.0 million in the first three quarters of 2005.

Acquisition of subsidiary of $0.1 million represents an ‘earn-out’ payment related to the acquisition of Tradevision. The remaining potential purchase price earn-out payable by us to the vendors is $0.2 million.

Repayment of convertible debentures represents the June 30, 2005 payment of $27.0 million in satisfaction of the principal portion of all of the outstanding convertible debentures on their maturity.

Sale of long-term investment of $4.7 million for the first three quarters of 2006 represents the $1.2 million sale of 22% of our investment in Ocado in the first quarter of 2006 and the sale of the remaining investment in the second quarter of 2006 for $3.5 million.

As of October 31, 2005, our current assets exceed our current liabilities by $29.5 million. Current assets include $27.3 million of cash and cash equivalents, $3.9 million in short-term marketable securities and $5.3 million in current trade receivables. Our working capital has increased since July 31, 2005 by $1.6 million, principally as a result of an increase in cash generated from operations.

Cash, cash equivalents and marketable securities. Cash and cash equivalents include short-term deposits and marketable debt securities with original maturities of three months or less. Short-term marketable securities are composed of debt securities maturing between three and 12 months from the balance sheet date. Long-term marketable securities are composed of debt securities maturing in excess of 12 months from the balance sheet date. Debt securities are marked-to-market with the resulting gain or loss included in other comprehensive income (loss). Marketable securities represent cash invested in investment-grade corporate bonds and commercial paper, and in investment-grade Dividend Received Deduction (“DRD”) eligible securities issued by US corporations.

Our investments in marketable securities are governed by our Investment Policy Guidelines as approved by the Board of Directors. The policy stipulates a conservative investment philosophy whereby all maturing investments are re-invested in AAA-rated marketable securities and, to the extent deemed necessary to avoid adverse tax consequences, in DRD eligible securities. As of October 31, 2005, all funds were invested in AAA-rated investments.

As of October 31, 2005, 87% of the total cash and investment portfolio was in interest-bearing cash deposits and 13% was in short-term marketable securities. The table below provides an analysis of our consolidated holdings of cash and investments in millions of dollars with their credit ratings as of October 31, 2005:

	Standard & Poor’s (S&P) Rating	Percentage of Total	Amount in millions of dollars
Interest-bearing cash deposits	-	87%	27.3
Marketable securities	AAA	13%	3.9
		100%	31.2

TRENDS

Our business may be impacted from time to time by the general cyclical and seasonal nature of particular modes of transportation and the freight market in general, as well as the industries that such markets serve. Factors which may create cyclical fluctuations in such modes of transportation, or the freight market in general, include legal and regulatory requirements; timing of contract renewals between our customers and their own customers; seasonal-based tariffs; vacation periods applicable to particular shipping or receiving nations; weather-related events that impact shipping in particular geographies (such as Hurricane Katrina in the United States); and amendments to international trade agreements.

In the third quarter and first three quarters of 2006 our services revenues comprised approximately 90% and 89%, respectively, of our total revenues for these periods, with the balance being license revenues. We anticipate that our revenues for the fourth quarter of 2006 will again remain predominantly services revenues, fueled by our Global Logistics Network and continued migration of customers using our legacy license-based products to our service-based LNOS architecture. We do, however, anticipate maintaining the flexibility to license our products to those customers who prefer to buy the products in that fashion. License revenue is particularly generated by products in our Delivery Management suite. Further to recent investments in our sales and marketing functions, we anticipate our focus on sales of these solutions will accelerate in the fourth quarter of 2006 and early 2007 and this may result in the proportion of license revenues to services revenues increasing.

In the fourth quarter of 2006 we intend to continue to manage our business with our operating expenses aligned with our visible and recurring revenues. We believe that our existing services infrastructure provides us with opportunities to increase our services gross margin if aggregate services revenues increase above their 2005 levels. In addition, we intend to maintain the flexibility in our business model to enable our customers to elect to license technology rather than subscribe to services, though we intend to manage and plan cost levels for the business with the expectation that license revenues will be reduced to levels below those experienced in the first three quarters of 2006. Given this, and given the historically higher gross margin we have seen from licenses of our technology, we anticipate that if license revenues are higher than our expectations that this will contribute positively to our bottom line.

We have significant contracts with our license customers for ongoing support and maintenance as well as significant service contracts, particularly for our ocean products, that provide recurring services revenues to us. In addition, our installed customer base has historically generated additional new license and services revenues for us. Service contracts are generally renewable at a customer's option, and there are generally no mandatory payment obligations or obligations to license additional software or subscribe for additional services. We have undertaken a concerted effort with our user base to encourage them to migrate from our older legacy products and services that we no longer wish to support, to our newer LNOS-based products and services. As a consequence of this effort, we may terminate our relationships with certain customers or these customers may elect to terminate their use of our products and services. Over the next 12 months, we anticipate that we may lose 10% or more of our aggregate revenue from these types of customers and there can be no assurance that we will be able to replace that revenue with new revenue from new customer relationships or from existing customers.

We anticipate that in the fourth quarter of 2006 and carrying into 2007, the significant majority of our business will continue to be in the Americas, with the EMEA region being the bulk of the remainder of our business. We currently have some significant opportunities in the EMEA region and, should they materialize, the proportion of revenues from the EMEA region to total revenues should increase.

In 2005 and the first three quarters of 2006, the amount we spent on sales and marketing was significantly reduced as we focused our sales efforts on our existing customer base. We anticipate that in the fourth quarter of

2006 and in 2007, as the development of our LNOS-based products matures, we will advance our efforts in selling our products to new customers and that this will correspondingly increase the amount that we spend on sales and marketing.

We have completed all activities under our restructuring initiatives, and we do not currently anticipate any significant restructuring charges in 2006 related to those plans.

In 2005 we spent $1.1 million on capital expenditures and do not expect that 2006 expenditures will be above that level.

On June 30, 2005, we repaid our outstanding convertible debentures. As a result, we anticipate that interest expense will be lower for the balance of 2006 absent us undertaking additional debt financing activities.

In September 2005, we announced the commencement of a normal course issuer bid that enables us to purchase, if and when we choose from time to time until September 19, 2006, up to an aggregate of 3,067,646 common shares. If we purchase shares pursuant to this normal course issuer bid, we anticipate making the purchases from available cash resources, resulting in a potential reduction in cash and outstanding common shares. We have not made any purchases pursuant to the normal course issuer bid.

At October 31, 2005, our aggregate headcount was 229 people. In the fourth quarter of 2006 we intend to continue to invest in sales and marketing resources and accordingly anticipate a slight increase in aggregate headcount by the end of 2006.

COMMITMENTS, CONTINGENCIES, GUARANTEES AND
VARIABLE INTEREST ENTITIES

Commitments
To facilitate a better understanding of our commitments, the following information is provided (in millions of dollars) in respect of our operating lease obligations and purchase obligations:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Operating lease obligations	2.1	2.1	0.7	0.2	5.1
Purchase obligations	0.6	0.4	-	-	1.0
	2.7	2.5	0.7	0.2	6.1

Operating Lease Obligations
We are committed under noncancelable operating leases for business premises and computer equipment with terms expiring at various dates through 2012. The future minimum amounts payable under the lease agreements in millions of dollars are described in the chart above.

We have initiated the exit of various equipment and real property leases in connection with our restructuring activities. Some of these leases have outstanding balances pending full and final resolution and settlement of such lease obligations with the applicable lessor. The aggregate outstanding restructuring provision related to these leases is $0.7 million.

Purchase Obligations
We are committed under noncancelable hosting agreements to procure various information technology hosting and co-location services over the next three years. The future minimum amounts payable under these hosting agreements are described in the chart above.

Contingencies
On or about May 19, 2004, we were named as a defendant in a securities class action lawsuit captioned Brij Walia v. The Descartes Systems Group Inc., et al., which was filed in the United States District Court for the Southern District of New York purportedly on behalf of purchasers of our common stock between June 4, 2003 and May 6, 2004. The complaint also named as defendants two of our former officers. The complaint alleged, among other things, that the defendants made misstatements to the investing public between June 4, 2003 and May 6, 2004 regarding our financial condition. Three additional complaints were filed making substantially similar allegations and all four actions were consolidated before a single judge for pretrial purposes. On November 2, 2004, we announced that we had reached an agreement-in-principle to settle the consolidated securities class action litigation. Under the terms of the settlement-in-principle, a settlement fund was established in the total amount of $1.5 million, of which our insurance providers paid approximately $1.1 million and the balance was paid by us. On September 16, 2005, the court granted final approval of the proposed settlement. In the second quarter of 2005, we accrued $0.5 million for anticipated defense costs related to the class action litigation. With the settlement-in-principle in the third quarter of 2005, this accrual was sufficient to encompass both our defense costs and our contribution to the settlement-in-principle. Our contribution to the settlement-in-principle was paid in the third quarter of 2005.

In November 2004, we commenced private arbitration proceedings in Ontario against a supplier of hosting services to recover damages relating to that supplier's invoicing of fees in excess of the contractual agreement and refusal to deliver working source code for technology purchased from the supplier. At this time, the arbitration is in its initial stages. The arbitration proceedings are subject to a confidentiality undertaking between the parties.

We are also subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. The consequences of these matters are not presently determinable but, in the opinion of management after consulting with legal counsel, the ultimate aggregate liability is not currently expected to have a material effect on our annual results of operations or financial position.

Guarantees
In November 2002, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”), which expands previously issued accounting guidance and requires additional disclosure by a guarantor in its interim and annual financial statements issued after December 15, 2002, for certain guarantees. FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of an obligation assumed by issuing a guarantee. As of October 31, 2005, our guarantees that were issued or modified after February 1, 2003 were not material.

Variable Interest Entities
In December 2003, FASB issued Interpretation No. 46R (“FIN 46R”), a revision to Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities. FIN 46R clarifies some of the provisions of FIN 46 and exempts certain entities from its requirements. FIN 46R is effective at the end of the first interim period ending after March 15, 2004. Entities that have adopted FIN 46 prior to this effective date can continue to apply the provisions of FIN 46 until the effective date of FIN 46R or elect early adoption of FIN 46R. The adoption of FIN 46 and FIN 46R did not have a material impact on our financial statements, as we have not been involved in any transactions requiring consolidation as prescribed by FIN 46 or FIN 46R.

OUTSTANDING SHARE DATA

We have an unlimited number of common shares authorized for issuance. As of December 10, 2005, we had 40,718,671 common shares issued and outstanding.

In September 2005, we announced the commencement of a normal course issuer bid that enables us to purchase, if and when we choose from time to time on the Toronto Stock Exchange or Nasdaq Stock Exchange, up to an aggregate of 3,067,646 common shares over a period of 12 months ending September 19, 2006. We are restricted to purchasing no more than 2,035,290 common shares during this period on the Nasdaq Stock Exchange. We have not purchased any common shares pursuant to this normal course issuer bid.

We also have a shareholder-approved stock option plan and other option plans that were assumed or adopted in connection with various previously completed acquisitions. As of November 30, 2005, there were 4,942,542 options issued and outstanding, and 1,638,188 remaining available for grant pursuant to these plans.

On November 30, 2004, we announced that our Board of Directors had adopted a shareholder rights plan (the “Rights Plan”) to ensure the fair treatment of shareholders in connection with any take-over offer, and to provide the Board of Directors and shareholders with additional time to fully consider any unsolicited take-over bid. We did not adopt the Rights Plan in response to any specific proposal to acquire control of the company. The Rights Plan was approved by the Toronto Stock Exchange and was approved by our shareholders on May 18, 2005. The Rights Plan took effect as of November 29, 2004, and has an initial term of three years. The Rights Plan is similar to plans adopted by other Canadian companies and approved by their shareholders.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Our financial statements and accompanying notes are prepared in accordance with US GAAP. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and assumptions are affected by management’s application of accounting policies. Estimates are deemed critical when a different estimate could have reasonably been used or where changes in the estimates are reasonably likely to occur from period to period and would materially impact our financial condition or results of operations. Our significant accounting policies are discussed in Note 2 to the Consolidated Financial Statements for 2005.

Our management has discussed the development, selection and application of our critical accounting policies with the audit committee of the Board of Directors. In addition, the Board of Directors has reviewed the disclosures in this MD&A.

The following discusses the critical accounting estimates and assumptions that management has made under these policies and how they affect the amounts reported in the unaudited consolidated financial statements for the quarter ended October 31, 2005.

Revenue recognition
We follow the accounting guidelines and recommendations contained in the AICPA Statement of Position 97-2 (“SOP 97-2”), “Software revenue recognition” and the US Securities and Exchange Commission’s Staff Accounting Bulletin 104, “Revenue recognition in financial statements” (“SAB 104”).

We recognize revenue when it is realized or realizable and earned. We consider revenue realized or realizable and earned when there is persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable, and collectibility is reasonably assured. In addition to this general policy, the specific revenue recognition policies for each major category of revenue are included below.

Services Revenues - Services revenues are principally composed of the following: (i) ongoing transactional fees for use of our services and products by our customers, which are recognized as the transactions occur; (ii) professional services revenues from consulting, implementation and training services related to our services and products, which are recognized as the services are performed; and (iii) maintenance, subscription and other related revenues, which include revenues associated with maintenance and support of our services and products, which are recognized ratably over the term of the maintenance or subscription period.

License Revenues - License revenues derive from licenses granted to our customers to use our software products, and are recognized in accordance with SOP 97-2.

We sometimes enter into transactions that represent multiple-element arrangements, which may include any combination of services and software licenses. These multiple element arrangements are assessed to determine whether they can be separated into more than one unit of accounting or element for the purpose of revenue recognition. Fees are allocated to the various elements using the residual method as outlined in SOP 98-9 “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions.” Pursuant to the residual method, we defer recognition of the fair value of any undelivered elements and determine such fair value using vendor-specific objective evidence. This vendor-specific objective evidence of fair value is established through prices charged for each revenue element when that element is sold separately. We then allocate any residual portion of the arrangement fee to the delivered elements. The revenue recognition policies described in this section are then applied to each unit of accounting or element.

We evaluate the collectibility of our trade receivables based upon a combination of factors on a periodic basis. When we become aware of a specific customer’s inability to meet its financial obligations to us (such as in the case of bankruptcy filings or material deterioration in the customer’s operating results or financial position, payment experiences and existence of credit risk insurance for certain customers), we record a specific bad debt provision to reduce the customer’s related trade receivable to its estimated net realizable value. If circumstances related to specific customers change, the estimate of the recoverability of trade receivables could be further adjusted.

Long-Lived Assets
SFAS 142, “Goodwill and Other Intangible Assets,” requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis (October 31 for us) and between annual tests in certain circumstances. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit.

Other long-lived assets include capital assets and intangible assets. Capital assets are depreciated according to the methods and rates described in the Notes to Consolidated Financial Statements for 2005. Intangible assets include customer agreements and relationships, non-compete covenants, existing technologies and trade names. Intangible assets are amortized on a straight-line basis over their estimated useful lives, which are generally five years. We review the carrying value of these assets at least annually for evidence of impairment. In accordance with SFAS 144, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of,” an impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows. Our impairment analysis contains estimates due to the inherently judgmental nature of forecasting long-term estimated cash flows and determining the ultimate useful lives of assets. Actual results will differ, which could materially impact our impairment assessment.

Restructuring
In June 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at its fair value in the period in which the liability is incurred, except for a liability for one-time termination benefits that are incurred over time. The provisions of SFAS 146 are effective for exit or disposal activities initiated after December 31, 2002. The provisions of Emerging Issues Task Force (“EITF”) Issue 94-3 shall continue to apply for an exit activity initiated under an exit plan that met the criteria of EITF Issue 94-3 prior to the initial application of SFAS 146. These plans require us to make critical estimates regarding employee termination, contract termination, our ability to sub-lease and other exit costs. We make these estimates based on the terms of the contracts involved, the number and pay scale of employees affected by the restructuring and other related factors. Because such activities are complex processes that take several months to complete, we must periodically reassess the estimates made. As a result, we may have to change originally reported estimates when actual payments are made or the related activities are completed.

Litigation
We are currently involved in litigation that is described in the Commitments, Contingencies, Guarantees and Variable Interest Entities section of this MD&A and in Note 14 to the Consolidated Financial Statements for the third quarter of 2006. We are also subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. We account for contingences in accordance with the provisions of SFAS 5 “Accounting for Contingencies,” which requires management to make certain judgments and estimates relating to potential future gains or losses that will ultimately be resolved when one or more future events occur or fail to occur, and the likelihood of such events occurring or failing to occur.

Income Taxes
SFAS 109, “Accounting for Income Taxes,” establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns.

RECENT ACCOUNTING PRONOUNCEMENTS

At October 31, 2005, we had various stock-based employee compensation plans. We account for those plans in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and related Interpretations. No stock-based employee compensation cost is reflected in income (other than certain options that relate to a specific acquisition, the amount of which is described in Note 12 to the

Consolidated Financial Statements for the third quarter of 2006), as no options granted under those plans had an exercise price less than the market value of the underlying common stock on the date of grant.

On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004) “Share Based Payment.” Statement 123(R) requires all entities to recognize compensation expense in an amount equal to the fair value of share- based payments. This statement is effective for public companies for the first annual or interim reporting period beginning after June 15, 2005. On April 14, 2005, the United States Securities and Exchange Commission ("SEC") announced the adoption of a new rule that amends the compliance dates for FAS 123(R) allowing SEC registrants to implement FAS 123(R) for their first fiscal year commencing after June 15, 2005 (which, for us, would be fiscal 2007). Given the foregoing, absent any further pronouncements impacting the effective date of FAS 123(R), we currently intend to adopt FAS 123(R) effective for fiscal 2007.

The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS 148, “Accounting for Stock-Based Compensation—Transition and Disclosure an amendment of FASB Statement No. 123” for the periods indicated (in thousands of dollars, except per share data):

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2005	2004	2005	2004
Net income (loss) - As reported	629	(2,730)	2,023	(54,372)
Add: Stock-based compensation - As reported	34	34	102	103
Less: Total stock-based compensation expense determined under the fair value based method for all awards	(321)	(407)	(1,061)	(1,365)
Net income (loss) - Pro forma	342	(3,103)	1,064	(55,634)

Earnings (loss) per share - Basic and diluted
As reported	0.02	(0.07)	0.05	(1.34)
Pro forma	0.01	(0.08)	0.03	(1.37)

The fair value of stock option grants is estimated using the Black-Scholes option-pricing model with the following assumptions:

	Three Months Ended			Three Months Ended
	October 31,	July 31,	April 30,	October 31,	July 31,	April 30,
	2005	2005	2005	2004	2004	2004
Black-Scholes weighted average assumptions:
Expected dividend yield	0.0%	0.0%	0.0%	0.0%	-	0.0%
Expected volatility	65.0%	67.0%	67.0%	66.0%	-	72.0%
Risk-free rate	3.8%	3.4%	3.4%	3.7%	-	3.5%
Expected option life in years	5.0	5.0	5.0	4.4	-	4.4
Weighted average fair value per option	$1.37	$1.24	$1.17	$0.58	-	$1.39

No values are presented in the table above for the quarter ended July 31, 2004 as no stock options were granted during that period.

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

Any investment in us will be subject to risks inherent to our business. Before making an investment decision, you should carefully consider the risks described below together with all other information included in this report. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are not aware of or focused on or that we currently deem immaterial may also impair our business operations. This report is qualified in its entirety by these risk factors.

If any of the following risks actually occur, they could materially adversely affect our business, financial condition, liquidity or results of operations. In that case, the trading price of our securities could decline and you may lose all or part of your investment.

We have a history of losses and may incur losses in the future.
We incurred a loss in 2005 as well as in prior fiscal quarters and fiscal years. We were profitable for the first time in the first quarter of 2006 and we were profitable again in the second and third quarters of 2006, generating net income of $0.5 million, $0.9 million and $0.6 million, respectively. While we are encouraged by those quarterly profits, the first two quarters of 2006 benefited from one-time gains on the disposition of an asset, and there can be no assurance that we will not incur losses again in the future. As of October 31, 2005, our accumulated deficit was $408.7 million. We believe that the success of our business depends on our ability to keep our operating expenses to a level at or below our revenues. There can be no assurance that we can generate further expense reductions or achieve revenue growth, or that any expense reductions or revenue growth that are achieved can be sustained, to enable us to do so. Any failure to maintain profitability would increase the possibility that the value of your investment will decline.

Our existing customers might cancel existing contracts with us, fail to renew contracts on their renewal dates, or fail to purchase additional services and products.
We depend on our installed customer base for a significant portion of our revenues. We have significant contracts with our license customers for ongoing support and maintenance as well as significant service contracts, particularly for our ocean products that provide recurring services revenues to us. In addition, our installed customer base has historically generated additional new license and services revenues for us. Service contracts are generally renewable at a customer's option, and there are generally no mandatory payment obligations or obligations to license additional software or subscribe for additional services. If our customers fail to renew their service contracts, or fail to purchase additional services or products, then our revenues could decrease and our operating results could be adversely affected. Over the next 12 months we could lose 10% or more of our revenue from these existing customers and there can be no assurance that we will be able to replace that revenue with new revenue from new customer relationships or from existing customers. Further, certain of our customers could delay or terminate implementations or use of our services and products or be reluctant to migrate to new products for reasons including: budgetary constraints related to economic uncertainty; dissatisfaction with product or service quality; difficulty in prioritizing a surplus of information technology projects; or changes in business strategy or priorities; or for other reasons. Such customers will not generate the revenues anticipated within the timelines anticipated, if at all, and may be less likely to invest in additional services or products from us in the future. This could have a material adverse effect on our business.

Some of our customers operate in industries that have been experiencing declining demand or consolidation of participants. If these industries continue to experience economic difficulties or consolidate, then these customers may generate less revenue for our business.
Some of our customers operate in industries that have experienced declines in demand and reduced or negative growth. Other customers operate in industries in which the volumes of trade and/or shipments have decreased considerably. If these industries continue to experience difficulties, it could adversely affect our business and our ability to collect receivables from these customers. Also, some industries are experiencing consolidation of participants to gain efficiencies, such as the ocean carrier market and the less-than-truckload/truckload transportation industry, which could result in the significant decline in, or disappearance of, the revenues that we receive from our consolidating customers.

The general cyclical and seasonal nature of our business may have a material adverse effect on our business, results of operations and financial condition.
Our business may be impacted from time to time by the general cyclical and seasonal nature of particular modes of transportation and the freight market in general, as well as the cyclical and seasonal nature of the industries that such markets serve. Factors which may create cyclical fluctuations in such modes of transportation or the freight market in general include legal and regulatory requirements, timing of contract renewals between our customers and their own customers, seasonal-based tariffs, vacation periods applicable to particular shipping or receiving nations, weather-related events that impact shipping in particular geographies (such as Hurricane Katrina in the United States) and amendments to international trade agreements. Since some of our revenues from particular products and services are tied to the volume of shipments being processed, adverse fluctuations in the volume of global shipments or shipments in any particular mode of transportation may affect our revenues and have a material adverse affect on our business, results of operations and/or financial condition.

Recent increases in fuel prices may have an adverse effect on the businesses of our customers resulting in them spending less money with us.
Our customers are all involved, directly or indirectly, in the delivery of goods from one point to another - particularly carriers and freight forwarders. As the costs of these deliveries become more expensive, whether as a result of the recent increases in fuel costs or otherwise, our customers may have fewer funds available to spend on our products and services. While it is possible that the demand for our products and services will increase as companies look for ways to reduce fleet size and fuel use and recognize that our products and services are designed to make their deliveries more cost-efficient, there can be no assurance that these companies will be able to allocate sufficient funds to use our products and services.

Disruptions in the movement of freight could harm our business.
Our business is highly dependent on the movement of freight from one point to another as we generate transaction revenues as freight is moved by, to or from our customers. If there are disruptions in the movement of freight, whether as a result of weather or natural disaster (such as the recent Hurricane Katrina in the United States) or caused by terrorist, political or security activities (such as were experienced in September 2001), or otherwise, then our revenues will be adversely affected. As these types of freight disruptions are generally unpredictable, there can be no assurance that our revenues will not be adversely affected by such events.

Our revenue and operation results, which may vary significantly from quarter to quarter and therefore be difficult to predict, may fail to meet investment community expectations.
Our revenues and operating results have varied significantly from quarter to quarter in the past, making them difficult to predict, and we expect our revenues and operating results may continue to vary from quarter to quarter in the future due to a variety of factors, many of which are outside of our control. Such factors include, but are not limited to:
•	The termination of any key customer contract, whether by the customer or by us;
•	Legal costs incurred in bringing or defending any litigation with customers and third-party providers, and any corresponding judgments or awards;
•	Fluctuations in the demand for our services and products;
•	Price and functionality competition in our industry;
•	Changes in the productivity of, and costs associated with, our distribution channels and international operations;
•	Changes in legislation and accounting standards relating to revenue recognition and stock-based compensation;
•	Any further restructuring charges or changes in assumptions related to our restructuring initiatives;
•	Our ability to satisfy all contractual obligations in customer contracts and deliver services and products to the satisfaction of our customers; and
•	Other risk factors discussed in this report.

Although our revenues may fluctuate from quarter to quarter, significant portions of our expenses are not variable in the short term, and we may not be able to reduce them quickly to respond to decreases in revenues. If revenues are below expectations, this shortfall is likely to adversely and/or disproportionately affect our operating results. Accordingly, we may not attain positive operating margins in future quarters. This has caused our operating results to be below the expectations of securities analysts and investors in certain instances in the past and may do so again in the future. Our failure to meet or exceed analyst and investor expectations could negatively affect the price of our securities.

Downward pricing pressure on certain products and services may not be compensated for by increased volumes of transactions or increased prices elsewhere in our business, resulting in less revenue for our business.
Some of our products and services are sold to industries where there is downward pricing pressure on the particular product or service due to competition, general industry conditions or other causes. We may attempt to deal with this pricing pressure by committing these customers to volumes of activity so that we may better control our costs. In addition, we may attempt to offset this pricing pressure by securing better margins on other products or services sold to the customer, or to other customers elsewhere in our business. If any downward pricing pressure cannot be so offset, then the particular customer may generate less revenue for our business or we may have less aggregate revenue. This could have an adverse impact on our operating results.

From time to time, we may be subject to additional litigation or dispute resolution that could result in significant costs to us and damage to our reputation.
From time to time, we may be subject to additional litigation or dispute resolution relating to any number or type of claims, including claims for damages related to undetected errors or malfunctions of our services and products or their deployment, and claims relating to applicable securities laws. A product liability, patent infringement or securities class action claim could seriously harm our business because of the costs of defending the lawsuit, diversion of employees' time and attention, and potential damage to our reputation.

Further, our services and products are complex and often implemented by our customers to interact with third-party technology or networks. Claims may be made against us for damages properly attributable to those third-party technologies or networks, regardless of our responsibility for any failure resulting in a loss - even if our services and products perform in accordance with their functional specifications. We may also have disputes with key suppliers for damages incurred which, depending on resolution of the disputes, could impact the ongoing quality, price or availability of the services or products we procure from the supplier. While our agreements with our customers, suppliers and other third-parties may contain provisions designed to limit exposure to potential claims, these limitation of liability provisions may not be enforceable under the laws of some jurisdictions. As a result, we could be required to pay substantial amounts of damages in settlement or upon the determination of any of these types of claims, and incur damage to the reputation of the Company and our products. The likelihood of such claims and the amount of damages we may be required to pay may increase as our customers increasingly use our services and products for critical business functions, or rely on our services and products as the systems of record to store data for use by other customer applications. Although we carry general liability and directors and officers insurance, our insurance may not cover potential claims, or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify us for all liability that may be imposed.

If we fail to attract and retain key personnel, it would adversely affect our ability to develop and effectively manage our business.
Our performance is substantially dependent on the performance of our key technical and senior management personnel. We do not maintain life insurance policies on any of our employees. Our success is highly dependent on our continuing ability to identify, hire, train, motivate, promote, and retain highly qualified management, technical, and sales and marketing personnel, including key technical and senior management personnel. Competition for such personnel is always strong. Our inability to attract or retain the necessary management, technical, and sales and marketing personnel, or to attract such personnel on a timely basis, could have a material adverse effect on our business, results of operations, financial condition and the price of our securities. Since March 2004, our workforce has been reduced by almost 45% and included the departures of many members of management, including our CEO and CFO. In May 2005 we announced further changes to our management team with the addition of two executive vice-presidents, Chris Jones and Mark Weisberger, and the departure of another executive vice-president, Bruce Gordon. There can be no assurance that these changes and the resulting transition will not have a material adverse effect on our business, results of operation, financial condition and the price of our securities.

Recent changes in requirements relating to accounting treatment for employee stock options may force us to change our business practices and result in additional expenses that may materially adversely affect our business.
Recent changes implemented by accounting standards organizations and governmental authorities will soon require us to treat the value of past and future stock options granted to employees as a compensation expense. As a result, we may reevaluate our stock option compensation practices including the number of stock options granted to employees. In the absence of alternative cash or other compensation plans to replace any reduced benefits to employees under the stock option plan, this change could affect our ability to retain existing employees, attract qualified candidates, or otherwise materially adversely affect our business. In addition, the incremental expense will make it more difficult to maintain profitability, which could, in turn, have a material adverse effect on our business.

We may have exposure to greater than anticipated tax liabilities.
We are subject to income taxes and non-income taxes in a variety of jurisdictions and our tax structure is subject to review by both domestic and foreign taxation authorities. The determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment. Although we believe our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

We may have increasing difficulty obtaining and maintaining cost-effective insurance which may have a material adverse effect on our business and restrict our ability to attract and retain outside directors.
We obtain insurance to cover a variety of potential risks and liabilities. In the current market, insurance coverage is becoming more restrictive. When insurance coverage is offered, the deductible for which we are responsible is larger and premiums have increased substantially, particularly with respect to our director and officer liability insurance. As a result, it may, in the future, become more difficult to maintain insurance coverage at historical levels, or, if such coverage is available, the cost to obtain or maintain it may increase substantially. This is especially so where we have claims experience pursuant to a particular policy, such as our recent agreement-in-principle to settle the class action litigation for $1.5 million of which our insurers are paying $1.1 million. If insurance is more difficult, or unable, to be obtained then this may result in our being forced to bear the burden of an increased portion of risks for which we have traditionally been covered by insurance, which could have a material adverse effect on our business, results of operations and financial condition. This could also restrict our ability to attract and retain outside directors to our Board of Directors.

Our common stock price has in the past been volatile and may also be volatile in the future.
The trading price of our common stock has in the past been subject to wide fluctuations and may also be subject to fluctuation in the future. This may make it more difficult for you to resell your common shares when you want at prices that you find attractive. These fluctuations may be caused by events unrelated to our operating performance and beyond our control. Factors that may contribute to fluctuations include, but are not limited to:
•	Revenue or results of operations in any quarter failing to meet the expectations, published or otherwise, of the investment community;
•	Changes in recommendations or financial estimates by industry or investment analysts;
•	Changes in management;
•	Outcomes of litigation or arbitration proceedings;
•	Announcements of technological innovations or acquisitions by us or by our competitors;
•	Introduction of new products or significant customer wins or losses by us or by our competitors;
•	Developments with respect to our intellectual property rights or those of our competitors;
•	Rumors or dissemination of false and/or misleading information;
•	Fluctuations in the stock prices of other companies in the technology and emerging growth sectors;
•	General market conditions; and
•
Other risk factors set out in this report. If the market price of a company's stock drops significantly, stockholders could institute securities class action lawsuits against that company, regardless of the merits of such claims. Such a lawsuit, such as the one in which we were named a defendant on or about May 19, 2004 (as discussed above), could cause us to incur substantial costs and could divert the time and attention of our management and other resources from our business.

We could be exposed to business risks in our international operations that could cause our operating results to suffer.
While our headquarters are in North America, we currently have direct operations in both Europe and the Asia Pacific region. We anticipate that these international operations will continue to require significant management attention and financial resources to localize our services and products for delivery in these markets, to develop compliance expertise relating to international regulatory agencies, and to develop direct and indirect sales and support channels in those markets. We face a number of risks associated with conducting our business internationally that could negatively impact our operating results, including:
•	Longer collection time from foreign clients, particularly in the Asia Pacific region;
•	Difficulty in repatriating cash from certain foreign jurisdictions;
•	Language barriers, conflicting international business practices, and other difficulties related to the management and administration of a global business;
•	Difficulties and costs of staffing and managing geographically disparate direct and indirect operations;
•	Currency fluctuations and exchange and tariff rates;
•	Multiple, and possibly overlapping, tax structures and the burden of complying with a wide variety of foreign laws;
•	Trade restrictions;
•	The need to consider characteristics unique to technology systems used internationally;
•	Economic or political instability in some markets; and
•	Other risk factors set out in this report.

If we need additional capital in the future and are unable to obtain it as needed or can only obtain it on unfavorable terms, our operations may be adversely affected, and the market price for our securities could decline.
Historically, we have financed our operations primarily through cash flows from our operations, long-term borrowings, and the sale of our debt and equity securities. As of October 31, 2005, we had cash, cash equivalents and marketable securities of approximately $31.2 million and a $4.2 million operating line of credit of which $3.3 million is unutilized. On June 30, 2005, we paid $27.7 million to satisfy outstanding principal and interest on the maturity of all of our remaining convertible debentures. While we believe we have sufficient liquidity to fund our operating requirements for 2006, we may need to raise additional debt or equity capital to fund expansion of our operations, to enhance our services and products, or to acquire or invest in complementary products, services, businesses or technologies. If we raise additional funds through further issuances of convertible debt or equity securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those attaching to our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If adequate funds are not available on terms favorable to us, our operations and growth strategy may be adversely affected and the market price for our common stock could decline.

Changes in the value of the US dollar, as compared to the currencies of other countries where we transact business, could harm our operating results and financial condition.
To date, our international revenues have been denominated primarily in US dollars. However, the majority of our international expenses, including the wages of our non-US employees and certain key supply agreements, have been denominated in currencies other than the US dollar. Therefore, changes in the value of the US dollar as compared to these other currencies may materially adversely affect our operating results. We generally have not implemented hedging programs to mitigate our exposure to currency fluctuations affecting international accounts receivable, cash balances and intercompany accounts. We also have not hedged our exposure to currency fluctuations affecting future international revenues and expenses and other commitments. Accordingly, currency exchange rate fluctuations have caused, and may continue to cause, variability in our foreign currency denominated revenue streams and our cost to settle foreign currency denominated liabilities. In particular, we incur a significant portion of our expenses in Canadian dollars relative to the amount of revenue we receive in Canadian dollars, so fluctuations in the Canadian-US dollar exchange rate could have a material adverse effect on our business, results of operations and financial condition.

If we are unable to generate broad market acceptance of our services, products and pricing, serious harm could result to our business.
We currently derive substantially all of our revenues from our supply chain services and products and expect to do so in the future. Broad market acceptance of these types of services and products, and their related pricing, is therefore critical to our future success. The demand for, and market acceptance of, our services and products are subject to a high level of uncertainty. Our services and products are often considered complex and may involve a new approach to the conduct of business by our customers. Intensive marketing and sales efforts may be necessary to educate prospective customers regarding the uses and benefits of these services and products in order to generate demand. There can be no assurance, however, that such efforts will enable us to maintain our current level of market acceptance or to achieve any additional degree of market acceptance. The market for our services and products may weaken, competitors may develop superior services and products, or we may fail to develop acceptable services and products to address new market conditions. Any one of these events could have a material adverse effect on our business, results of operations and financial condition.

We may not remain competitive. Increased competition could seriously harm our business.
The market for supply chain technology is highly competitive and subject to rapid technological change. We expect that competition will increase in the future. To maintain and improve our competitive position, we must continue to develop and introduce in a timely and cost effective manner new products, product features and network services to keep pace with our competitors. Current and potential competitors include supply chain application software vendors, customer internal development efforts, value-added networks and business document exchanges, enterprise resource planning software vendors, and general business application software vendors. Many of our current and potential competitors may have one or more of the following relative advantages:
•	Longer operating history;
•	Greater financial, technical, marketing, sales, distribution and other resources;
•	Lower cost structure and more profitable operations;
•	Superior product functionality in specific areas;
•	Greater name recognition;
•	A broader range of products to offer;
•	Better performance;
•	A larger installed base of customers;
•	Established relationships with customers that we are targeting; or
•	Greater worldwide presence.

Further, current and potential competitors have established, or may establish, cooperative relationships and business combinations among themselves or with third parties to enhance their products, which may result in increased competition. In addition, we expect to experience increasing price competition and competition surrounding other commercial terms as we compete for market share. In particular, larger competitors or competitors with a broader range of services and products may bundle their products, rendering our products more expensive and/or relatively less functional. As a result of these and other factors, we may be unable to compete successfully with our existing or new competitors.

System or network failures or breaches in connection with our services and products could reduce our sales, impair our reputation, increase costs or result in liability claims, and seriously harm our business.
Any disruption to our services and products, our own information systems or communications networks or those of third-party providers upon whom we rely as part of our own product offerings, including the Internet, could result in the inability of our customers to receive our products for an indeterminate period of time. Our services and products may not function properly for any of the following reasons:
•	System or network failure;
•	Interruption in the supply of power;
•	Virus proliferation;
•	Security breaches;
•	Earthquake, fire, flood or other natural disaster; or
•	An act of war or terrorism.

Although we have made significant investments, both internally and with third-party providers, in redundant and back-up systems for some of our services and products, these systems may be insufficient or may fail and result in a disruption of availability of our products or services to our customers. Any disruption to our services could impair our reputation and cause us to lose customers or revenue, or face litigation, customer service or repair work that would involve substantial costs and distract management from operating our business.

If the development of our services and products fails to keep pace with our industry’s rapid evolution, our future results may be materially adversely affected.
The markets for our services and products are subject to rapid technological change, changing customer needs, frequent new product introductions and evolving industry standards. We have historically been successful in keeping pace with, if not leading, these changes, but if we fail to do so in the future, our services and products may be rendered less competitive or obsolete. Our services and product development and testing efforts have required, and are expected to continue to require, substantial investments and may take significant periods of time. We may not possess sufficient resources to continue to make future necessary investments in technology on a timely basis or complete the developments that we have already undertaken. Cutbacks in our workforce could lengthen the time necessary to develop our products or cause us to abandon certain development. In addition, we may not successfully identify new product opportunities, or develop and bring new services and products to market in a timely and efficient manner.

Our growth and future operating results will depend, in part, upon our ability to continue to enhance existing services and products and develop and introduce new services and products or capabilities that:
•	Meet or exceed technological advances in the marketplace;
•	Meet changing market and customer requirements, including rapid realization of benefits and the need to rapidly manage and analyze increasingly large volumes of data;
•	Comply with changing industry standards and achieve market acceptance;
•	Integrate with system platforms, operating environments and user interfaces commercially accepted from time to time; and
•	Integrate third-party technology effectively and respond to competitive offerings.

If we are unable, for technological or other reasons, to develop and introduce new and enhanced services and products in a timely manner, we may lose existing customers or fail to attract new customers, which may have a material adverse effect on our results of operations and financial condition.

Our efforts to develop and sustain strategic relationships to implement and promote our services and products may fail, which could have a material adverse effect on our results of operations and financial condition.
We are developing, maintaining and enhancing significant working relationships with complementary vendors, such as software companies, service providers, consulting firms, resellers and others that we believe can play important roles in marketing our services and products. We are currently investing, and intend to continue to invest, significant resources to develop and enhance these relationships, which could adversely affect our operating margins. We may be unable to develop relationships with organizations that will be able to market our products effectively. Our arrangements with these organizations are not exclusive and, in many cases, may be terminated by either party without cause. Many of the organizations with which we are developing or maintaining marketing relationships have commercial relationships with our competitors. There can be no assurance that any organization will continue its involvement with us or with our products. The loss of relationships with important organizations could materially and adversely affect our results of operations and financial condition.

We depend on third-party providers for our services and product offerings and our business. If our relationships with any of these third-party providers are impaired, our business could be harmed.
We incorporate and include third-party services and products into and with our own services and products. We are likely to incorporate third-party services and products into our own services and products, and include additional third-party products in our service and product offerings, as we expand our own service and product offerings. In addition, we use third-party services and products as part of our own internal financial information systems. If our relations with any of our third-party providers are impaired such that we cannot secure access to their services or products on favorable terms, or if we are unable to obtain or develop a replacement for the third-party service or product, our business could be harmed. The operation of our own services and products or financial systems would be impaired if errors occur in the third-party products, or failures occur in the third-party services, that we utilize. It may be more difficult for us to correct any defects in third-party services or products because the services or products are not within our control. Accordingly, our business could be adversely affected in the event of any errors in these third-party products or failures of third-party services. There can be no assurance that these third-parties will continue to invest the appropriate levels of resources in their services and products to maintain and enhance their products' capabilities.

Our success and ability to compete depends upon our ability to secure and protect patents, trademarks and other proprietary rights.
We consider certain aspects of our internal operations, our products, services and related documentation to be proprietary, and we primarily rely on a combination of patent, copyright, trademark and trade secret laws and other measures to protect our proprietary rights. Patent applications or issued patents, as well as trademark, copyright, and trade secret rights, may not provide adequate protection or competitive advantage and may require significant resources to obtain and defend. We also rely on contractual restrictions in our agreements with customers, employees, outsourced developers and others to protect our intellectual property rights. There can be no assurance that these agreements will not be breached, that we have adequate remedies for any breach, or that our patents, copyrights, trademarks or trade secrets will not otherwise become known. Moreover, the laws of some countries do not protect proprietary intellectual property rights as effectively as do the laws of the United States and of Canada. Protecting and defending our intellectual property rights could be costly regardless of venue. Through an escrow arrangement, we have granted some of our customers a contingent future right to use our source code for software products solely for internal maintenance services. If our source code is accessed through an escrow, the likelihood of misappropriation or other misuse of our intellectual property may increase.

Claims that we infringe third-party proprietary rights could trigger indemnification obligations and result in significant expenses or restrictions on our ability to provide our products or services.
Competitors and other third-parties have claimed and in the future may claim that our current or future services or products infringe their proprietary rights or assert other claims against us. Many of our competitors have obtained patents covering products and services generally related to our products and services, and they may assert these patents against us. Such claims, whether with or without merit, could be time consuming and expensive to litigate or settle and could divert management attention from focusing on our core business. As a result of such a dispute, we may have to pay damages, incur substantial legal fees, suspend the sale or deployment of our services and products, develop costly non-infringing technology, if possible, or enter into license agreements, which may not be available on terms acceptable to us, if at all. Any of these results would increase our expenses and could decrease the functionality of our services and products, which would make our services and products less attractive to our current or potential customers. We have agreed in some of our agreements, and may agree in the future, to indemnify other parties for any expenses or liabilities resulting from claimed infringements of the proprietary rights of third-parties. If we are required to make payments pursuant to these indemnification agreements, it could have a material adverse effect on our business, results of operations and financial condition.

THE DESCARTES SYSTEMS GROUP INC.
CONSOLIDATED BALANCE SHEETS
(US DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS; US GAAP; UNAUDITED)

	October 31,	January 31,
	2005	2005
ASSETS
CURRENT ASSETS
Cash and cash equivalents	27,256	17,220
Marketable securities	3,934	31,534
Accounts receivable
Trade	5,308	7,097
Other	414	1,008
Prepaid expenses and other	981	1,325
	37,893	58,184
CAPITAL ASSETS	5,722	6,966
LONG-TERM INVESTMENT	-	3,300
INTANGIBLE ASSETS	2,014	4,122
	45,629	72,572

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	1,764	1,805
Accrued liabilities	3,606	5,429
Deferred revenue	3,024	2,605
Convertible debentures	-	26,995
	8,394	36,834

CONTINGENCIES (Note 14)

SHAREHOLDERS’ EQUITY
Common shares - unlimited shares authorized; Shares issued and outstanding totaled 40,718,111 at October 31, 2005 (January 31, 2005 - 40,705,811)	15	364,907
Additional paid-in capital	446,565	81,658
Unearned deferred compensation	(91)	(193)
Accumulated other comprehensive income (loss)	(550)	93
Accumulated deficit	(408,704)	(410,727)
	37,235	35,738
	45,629	72,572

The accompanying notes are an integral part of these consolidated financial statements.

THE DESCARTES SYSTEMS GROUP INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(US DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS; US GAAP; UNAUDITED)

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2005	2004	2005	2004
REVENUES	11,487	11,045	34,221	35,366
COST OF REVENUES	4,523	4,711	13,938	16,068
GROSS MARGIN	6,964	6,334	20,283	19,298
EXPENSES
Sales and marketing	2,023	2,329	6,241	16,107
Research and development	1,761	2,102	5,084	8,736
General and administrative	2,016	2,633	6,140	12,265
Amortization of intangible assets	665	1,005	2,108	3,136
Impairment of goodwill	-	-	100	18,038
Restructuring costs and asset impairment	-	556	(221)	14,264
	6,465	8,625	19,452	72,546
INCOME (LOSS) FROM OPERATIONS	499	(2,291)	831	(53,248)
OTHER INCOME (EXPENSE)
Interest expense	-	(425)	(699)	(1,299)
Investment income	130	109	479	405
Gain on sale of long-term investment	-	-	1,420	-
	130	(316)	1,200	(894)
INCOME (LOSS) BEFORE INCOME TAXES	629	(2,607)	2,031	(54,142)
INCOME TAX EXPENSE - CURRENT	-	(123)	(8)	(230)
NET INCOME (LOSS)	629	(2,730)	2,023	(54,372)
EARNINGS (LOSS) PER SHARE
Basic and diluted	0.02	(0.07)	0.05	(1.34)
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	40,709	40,706	40,707	40,706
Diluted	41,667	40,706	41,525	40,706

The accompanying notes are an integral part of these consolidated financial statements.

THE DESCARTES SYSTEMS GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US DOLLARS IN THOUSANDS; US GAAP; UNAUDITED)

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
OPERATING ACTIVITIES	2005	2004	2005	2004
Net income (loss)	629	(2,730)	2,023	(54,372)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation	514	544	1,537	1,662
Amortization of intangible assets	665	1,005	2,108	3,136
Impairment of goodwill	-	-	100	18,038
Write-off of redundant assets	-	-	-	5,770
Amortization of convertible debenture costs	-	64	107	192
Amortization of deferred compensation	34	34	102	103
Gain on sale of long-term investment	-	-	(1,420)	-
Changes in operating assets and liabilities:
Accounts receivable
Trade	665	1,708	1,789	4,651
Other	503	367	594	1,552
Prepaid expenses and other	234	424	237	1,187
Accounts payable	111	1,176	(41)	(1,707)
Accrued liabilities	(65)	(2,374)	(2,466)	2,681
Deferred revenue	(281)	(261)	419	(598)
Cash provided by (used in) operating activities	3,009	(43)	5,089	(17,705)
INVESTING ACTIVITIES
Maturities of marketable securities	77	4,228	26,614	22,252
Sale of marketable securities	-	-	10,000	8,198
Purchase of marketable securities	-	(3,197)	(9,014)	(12,137)
Additions to capital assets	(167)	(25)	(293)	(992)
Sale of long-term investment	-	-	4,720	-
Acquisition of subsidiary	-	-	(100)	-
Cash provided by (used in) investing activities	(90)	1,006	31,927	17,321
FINANCING ACTIVITIES
Repayment of convertible debentures	-	-	(26,995)	-
Issuance of common shares	15	-	15	-
Cash provided by (used in) financing activities	15	-	(26,980)	-
Increase (decrease) in cash and cash equivalents	2,934	963	10,036	(384)
Cash and cash equivalents at beginning of period	24,322	11,840	17,220	13,187
Cash and cash equivalents at end of period	27,256	12,803	27,256	12,803
Supplemental disclosure of cash flow information:
Cash paid during the period for interest	-	-	742	742
Cash paid during the period for income taxes	-	18	-	162

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of US dollars, except per share amounts; US GAAP)

Note 1 - Description of the Business

The Descartes Systems Group Inc. (“Descartes,” “Company,” “our” or “we”) operates in one business segment providing on-demand supply chain solutions that help companies efficiently deliver their own products and services to their customers. Our technology-based solutions, which consist of services and software, provide connectivity and business document exchange, route planning and wireless dispatch, inventory and asset visibility, rate management, transportation management, and warehouse optimization.

Note 2 - Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared in United States (“US”) dollars and in accordance with generally accepted accounting principles (“GAAP”) in the US and the rules and regulations of the Canadian Securities Administrators and US Securities and Exchange Commission for the preparation of interim financial statements. Accordingly, these interim consolidated financial statements do not include all of the information and notes required for compliance with GAAP in the US for annual financial statements. These statements should be read in conjunction with our US GAAP audited consolidated financial statements prepared for the fiscal year ended January 31, 2005.

The interim financial statements reflect all adjustments (consisting only of normal, recurring adjustments), which are, in the opinion of management, necessary for a fair presentation of results for the interim periods presented. The preparation of these unaudited interim consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and the accompanying notes. Actual results could differ from these estimates and the results of operations for the interim period should not be considered indicative of results to be expected for the full year ending January 31, 2006. In addition, certain deferred charges from the prior year have been reclassified to conform to the current fiscal year presentation.

Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Our fiscal year, which ends on January 31, 2006, is referred to as the “current fiscal year,” “fiscal 2006,” “2006,” or using similar words. Our previous fiscal year, which ended on January 31, 2005, is referred to as the “previous fiscal year,” “fiscal 2005,” “2005,” or using similar words. Other fiscal years are referenced by the applicable year during which the fiscal year ends. For example, “2008” refers to the annual period ending January 31, 2008 and the “third quarter of 2008” refers to the quarter ending October 31, 2007.

Note 3 - Cash, Cash Equivalents and Marketable Securities

Cash and cash equivalents include short-term deposits and marketable debt securities with original maturities of three months or less. Short-term marketable securities are composed of debt securities maturing between three and 12 months from the balance sheet date. Long-term marketable securities are composed of debt securities maturing in excess of 12 months from the balance sheet date. Marketable securities represent cash invested in investment-grade corporate bonds and commercial paper, and in investment-grade Dividend Received Deduction (“DRD”) eligible securities issued by US corporations.

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for certain investments in debt and equity securities,” we classify all investments in debt securities as available-for-sale. These debt securities are carried at fair value on the balance sheet with unrealized investment gains (losses) excluded from net income (loss) and reported in accumulated other comprehensive income (loss) as a separate component of shareholders’ equity. Total unrealized investment gains (losses) for the third quarter and first three quarters of 2006 were a gain of $7 thousand and $64 thousand, respectively, compared to a gain of $11 thousand and $31 thousand, respectively, for the same periods in 2005.

Our investment portfolio is subject to market risk due to changes in interest rates. We place our investments with high credit quality issuers and, by policy, limit the amount of credit exposure to any one issuer. As stated in our investment policy, we are averse to principal loss and seek to preserve our invested funds by limiting default risk, market risk and reinvestment risk.

Operating Lines of Credit
We have an operating line of credit of $4.2 million (Canadian $5.0 million) in Canada. Borrowings under this facility bear interest at the prime rate based on the borrowed currency (4.75% on Canadian dollar borrowings and 6.75% on US dollar borrowings at October 31, 2005), are due on demand, and are secured by our bond portfolio and a general assignment of inventory and accounts receivable. At October 31, 2005, we had issued letters of credit with balances outstanding of $0.9 million, which reduced the available operating line of credit by a corresponding amount.

Note 4 - Trade Receivables

	October 31,	January 31,
	2005	2005
Trade receivables	6,687	9,040
Less: Allowance for doubtful accounts	(1,379)	(1,943)
	5,308	7,097

Note 5 - Capital Assets

	October 31,	January 31,
	2005	2005
Cost
Computer equipment and software	11,004	11,214
Furniture and fixtures	1,525	1,607
Leasehold improvements	1,658	1,953
	14,187	14,774
Accumulated amortization
Computer equipment and software	6,248	5,537
Furniture and fixtures	1,065	970
Leasehold improvements	1,152	1,301
	8,465	7,808
	5,722	6,966

Note 6 - Long-Term Investment

In June 2000, in conjunction with the licensing of our technology solutions to Ocado, formerly LM Solutions, we took a minority equity position in Ocado. Ocado is an online food retailer based in the United Kingdom. The aggregate investment in Ocado, which was accounted for using the cost method, was $5.1 million. During the quarter ended April 30, 2001, management conducted a review of the carrying value of this investment and as a result recorded a provision of $1.8 million against the carrying value of this investment as the impairment was considered to be other than temporary. From the quarter ended April 30, 2001 until the second quarter of 2006, management conducted a quarterly assessment of this investment. No further impairment of this long-term investment was identified in those quarters.

During the first quarter of 2006, we sold 22% of our investment in Ocado for approximately $1.2 million, resulting in a gain of $0.5 million. In the second quarter of 2006 we sold the remainder of our investment for $3.5 million, resulting in a gain of $0.9 million.

Note 7 - Goodwill and Intangible Assets

	October 31,	January 31,
	2005	2005
Goodwill
Cost	18,338	18,238
Impairment	(18,338)	(18,238)
	-	-

Intangible Assets
Cost
Customer agreements and relationships	17,685	24,809
Non-compete covenants	602	1,162
Existing technology	14,942	15,799
Trade names	3,958	11,110
	37,187	52,880
Accumulated amortization and impairment
Customer agreements and relationships	16,785	22,987
Non-compete covenants	582	1,049
Existing technology	14,308	14,396
Trade names	3,498	10,326
	35,173	48,758
	2,014	4,122

Goodwill
When we acquire a subsidiary, we determine the fair value of the net tangible and intangible assets acquired and compare the total amount to the amount that we paid for the investment. Any excess of the amount paid over the fair value of those net assets is considered to be goodwill. Goodwill is tested at least annually for impairment to ensure that its fair value is greater than or equal to its carrying value. Any excess of carrying value over fair value is charged to income in the period in which impairment is determined. Based on our impairment tests, a goodwill impairment charge of $18.0 million was recorded in the first quarter of 2005. Subsequently, certain earn-out payments related to the acquisition of Tradevision have been recorded as goodwill impairment charges in each of the second quarter of 2005 ($0.1 million), the fourth quarter of 2005 ($0.1 million), and the second quarter of 2006 ($0.1 million) as payments come due under the earn-out agreement.

As of the end of the third quarter of 2006, there was no goodwill recorded on our balance sheet. Accordingly, we no longer perform tests for impairment of goodwill. If any goodwill is recorded in future periods as a result of acquisitions or otherwise, we will resume our annual goodwill impairment tests on October 31st of each year. In addition, we will perform further quarterly analysis of whether any event has occurred that would more likely than not reduce our enterprise value below our carrying amount, and, if so, we will perform a goodwill impairment test between the annual dates. Any future impairment adjustment will be recognized as an expense in the period that the adjustment is identified.

Intangible Assets
Intangible assets related to our acquisitions are recorded at their fair value at the acquisition date. Intangible assets with a finite life are amortized to income over their useful lives, which historically have not exceeded five years.

We write down intangible assets with a finite life to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. Fair value of intangibles is determined by discounting the expected related future cash flows. No intangible impairment has been recorded to-date in 2006, nor was any recorded in 2005.

Intangible assets with an indefinite life are not subject to amortization; they are tested at least annually for impairment to ensure that their fair value is greater than or equal to the carrying value. Any excess is charged to income in the period in which impairment is determined. We had no intangible assets with an indefinite life for any of the fiscal periods reported.

Future amortization expense for intangible assets as at October 31, 2005 is estimated to be $0.6 million for the remainder of 2006, $1.0 million for 2007, $0.2 million for 2008 and $0.2 million for 2009.

Note 8 - Restructuring Costs

May 2004 Announcement
On May 17, 2004, we announced that we were taking actions to significantly reduce our expenses, which actions included a downsizing of our global staff by approximately 130 employees, or approximately 35% of our total staff. These reductions were focused on our regional operational structure and resulted in a significantly smaller global direct sales force and management level of the organization. In addition, we announced that we would be closing certain offices, and canceling certain leases, consulting and other operating contracts. We announced that we expected to record restructuring charges of approximately $5.5 million to $6.5 million and that the majority of these charges would be recorded in the second quarter of 2005. In addition, we announced that we would be examining whether certain assets were redundant as a result of the cost reduction initiatives. On September 2, 2004 we announced that we had identified additional opportunities for cost savings and efficiencies and, accordingly, in executing on these expense reduction activities, our workforce was reduced by approximately 45%.

Our initial provision under this initiative was $11.7 million, composed of $4.2 million in workforce reduction charges, $1.7 million of office closure costs, and $5.8 million of redundant asset write-offs. Additional revisions of $0.1 million were made to this initial provision in 2005 composed of $(0.2) million relating to office closure costs and $0.3 million related to workforce reduction.

During the first quarter of 2006, we reduced our provision for office closure costs by $0.1 million related to a favourable outcome on the sublease of a certain office. Our restructuring provisions were drawn down in the first three quarters of 2006 as a result of cash payments related to this initiative of $0.4 million. Including the revisions, as of October 31, 2005 we have incurred $11.8 million of restructuring charges under this initiative, composed of $4.5 million in workforce reduction charges, $1.5 million of office closure costs, and $5.8 million of redundant assets write-offs.

As at October 31, 2005, our remaining provision under this initiative was $0.1 million, primarily composed of office closure costs. We do not anticipate any further significant charges under this restructuring initiative as our plan has been fully implemented. We expect that the remaining office closure provision will be drawn down by the end of the fourth quarter in 2008 as existing real property leases expire, and that the remaining provision for workforce reduction obligations will be drawn down by the end of 2006 as remaining employee benefit obligations for departed employees conclude.

	Workforce reduction	Office closure costs	Redundant assets	Total
Provision as at May 17, 2004	4,217	1,743	5,770	11,730
Revisions to accruals	332	(210)	-	122
Restructuring cost	4,549	1,533	5,770	11,852
Cash drawdowns	(4,413)	(1,092)	-	(5,505)
Non-cash drawdowns	-	-	(5,770)	(5,770)
Provision as at January 31, 2005	136	441	-	577

Revisions to accruals	(7)	(77)	-	(84)
Restructuring cost	(7)	(77)	-	(84)
Cash drawdowns	(67)	(65)	-	(132)
Provision as at April 30, 2005	62	299	-	361

Cash drawdowns	(18)	(164)	-	(182)
Provision as at July 31, 2005	44	135	-	179

Cash drawdowns	(20)	(30)	-	(50)
Provision as at October 31, 2005	24	105	-	129

May 2003 Announcement
Based on a review of cost levels, we announced on May 6, 2003 a downsizing of our global operations by approximately 130 employees. In addition to workforce reduction across all operations, the plans included consolidation of office facilities, lease terminations, and write-down of redundant assets. The following table shows the changes in the restructuring provision for the May 2003 initiative.

	Workforce reduction	Office closure costs	Redundant assets	Total
Provision as at May 6, 2003	3,845	1,825	1,661	7,331
Revisions to accruals	944	1,012	-	1,956
Restructuring cost	4,789	2,837	1,661	9,287
Cash drawdowns	(4,692)	(2,360)	-	(7,052)
Non-cash drawdowns	-	-	(1,661)	(1,661)
Provision as at January 31, 2004	97	477	-	574

Revisions to accruals	202	1,581	-	1,783
Restructuring cost	202	1,581	-	1,783
Cash drawdowns	(299)	(901)	-	(1,200)
Non-cash drawdowns	-	-	-	-
Provision as at January 31, 2005	-	1,157	-	1,157

Revisions to accruals	-	(137)	-	(137)
Restructuring cost	-	(137)	-	(137)
Cash drawdowns	-	(63)	-	(63)
Provision as at April 30, 2005	-	957	-	957

Cash drawdowns	-	(314)	-	(314)
Provision as at July 31, 2005	-	643	-	643

Cash drawdowns	-	(36)	-	(36)
Provision as at October 31, 2005	-	607	-	607

Our initial provision under this initiative was $7.3 million, composed of $3.8 million in workforce reduction charges, $1.8 million of office closure costs and $1.7 million of redundant asset write-offs. As of October 31, 2005, we have incurred $11.0 million of restructuring charges under this initiative, composed of $5.0 million in workforce reduction charges, $4.3 million of office closure costs and $1.7 million of redundant assets write-offs.

During the first quarter of 2006, we reduced our provision for office closure costs by $0.1 million related to a favourable outcome on the sublease of a certain office. Our restructuring provisions were drawn down in the first three quarters of 2006 as a result of cash payments related to this initiative of $0.4 million.

As at October 31, 2005, our remaining obligation under this initiative is $0.6 million. We do not anticipate any further significant charges under this restructuring initiative as our plan has been fully implemented. Our remaining activity is to comply with the contractual terms of our cash obligations. We expect that the remaining office closure provision will be drawn down by the end of the fourth quarter in 2008 as the leases expire.

Note 9 - Convertible Debentures

On June 30, 2000, we issued $75.0 million aggregate principal amount of 5-year convertible unsecured subordinated debentures. The debentures bore interest at the rate of 5.5% per annum, which accrued from June 30, 2000 and was paid in equal semi-annual installments in arrears on June 30th and December 30th of each year. In December 2001, March 2002, August 2002 and July 2003, we cumulatively purchased for cancellation $48.0 million principal amount of the debentures. On maturity at June 30, 2005 we paid $27.7 million in principal and interest to satisfy all of the remaining outstanding convertible debentures.

Note 10 - Comprehensive Income (Loss) and Accumulated Other Comprehensive Income (Loss)

Comprehensive Income (Loss)
The following table shows the computation of comprehensive income (loss):

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
(thousands of dollars)	2005	2004	2005	2004
Net income (loss)	629	(2,730)	2,023	(54,372)
Other comprehensive income (loss):
Unrealized mark to market gain (loss) on securities	7	11	64	31
Foreign currency translation adjustments	(62)	336	(707)	357
	(55)	347	(643)	388
Comprehensive income (loss)	574	(2,383)	1,380	(53,984)

Accumulated Other Comprehensive Income (Loss)
The following table shows the components of accumulated other comprehensive income (loss):

	October 31,	January 31,
(thousands of dollars)	2005	2005
Accumulated mark-to-market gain (loss) on debt securities	1	(63)
Currency translation adjustments	(551)	156
Accumulated other comprehensive income (loss)	(550)	93

Note 11 - Earnings (Loss) Per Share

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
(thousands of dollars, except per share data)	2005	2004	2005	2004
Net income (loss) for purposes of calculating basic and	629	(2,730)	2,023	(54,372)
diluted earnings per share
Weighted average shares outstanding (thousands)	40,709	40,706	40,707	40,706
Dilutive effect of employee stock options (thousands)	958	-	818	-
Weighted average common and common equivalent	41,667	40,706	41,525	40,706
shares outstanding (thousands)
Earnings (loss) per share Basic and diluted	0.02	(0.07)	0.05	(1.34)

Stock options and the conversion privileges on the convertible debentures were excluded from the diluted loss per share figure for the three-and nine-month periods ended October 31, 2004 as they were antidilutive.

Note 12 - Share Capital and Stock-Based Compensation Plans

Common Shares
On May 18, 2005, a special resolution was approved to reduce the stated capital of common shares of the Company to an amount of $1.00 in the aggregate, resulting in a reduction in stated capital of $364.9 million. This amount was attributed to additional paid-in capital.

In September 2005, we announced the commencement of a normal course issuer bid that enables us to purchase, if and when we choose from time to time until September 19, 2006, on the Toronto Stock Exchange or Nasdaq Stock Exchange, up to an aggregate of 3,067,646 common shares. As of October 31, 2005, we had made no purchases pursuant to this normal course issuer bid.

Stock-Based Compensation
We maintain stock option plans for directors, officers, employees and other service providers. Options to purchase our common shares are generally granted at an exercise price equal to the fair market value of our common shares at the day prior to the grant. As a result, no compensation expense is ordinarily recorded when options are granted. When stock options are exercised, we include the amount of the proceeds in share capital.

Employee stock options generally vest over a three- to five-year period starting from their grant date and expire 7 years from the date of their grant. Directors’ and officers’ stock options generally have accelerated vesting over three- to five-year periods.

As of October 31, 2005, we had 4,937,023 stock options granted and outstanding under our shareholder-approved stock option plan and 1,522,488 remained available for grant. In addition, there were 166,219 stock options outstanding in connection with option plans assumed or adopted pursuant to various previously completed acquisitions.

We account for those plans in accordance with Accounting Principles Board Opinion No. 25, Accounting For Stock Issued to Employees,” and related Interpretations. The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS 148, “Accounting for Stock-Based Compensation — Transition and Disclosure an amendment of FASB Statement No. 123.”

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2005	2004	2005	2004
Net income (loss) - As reported	629	(2,730)	2,023	(54,372)
Add: Stock-based compensation - As reported	34	34	102	103
Less: Total stock-based compensation expense determined under the fair value based method for all awards	(321)	(407)	(1,061)	(1,365)
Net income (loss) - Pro forma	342	(3,103)	1,064	(55,634)

Earnings (loss) per share - Basic and diluted
As reported	0.02	(0.07)	0.05	(1.34)
Pro forma	0.01	(0.08)	0.03	(1.37)

The fair value of stock option grants is estimated using the Black-Scholes option-pricing model with the following assumptions:

	Three Months Ended			Three Months Ended
	October 31,	July 31,	April 30,	October 31,	July 31,	April 30,
	2005	2005	2005	2004	2004	2004
Black-Scholes weighted average assumptions:
Expected dividend yield	0.0%	0.0%	0.0%	0.0%	-	0.0%
Expected volatility	65.0%	67.0%	67.0%	66.0%	-	72.0%
Risk-free rate	3.8%	3.4%	3.4%	3.7%	-	3.5%
Expected option life in years	5.0	5.0	5.0	4.4	-	4.4
Weighted average fair value per option	$1.37	$1.24	$1.17	$0.58	-	$1.39

No values are presented in the table above for the quarter ended July 31, 2004 as no stock options were granted during that period.

Deferred Share Unit Plan
Our Board of Directors adopted a deferred share unit plan effective as of June 28, 2004 pursuant to which non-employee directors are eligible to receive grants of deferred share units (DSUs), each of which has a value equal to the weighted average closing price of our common shares for the five trading days preceding the date of the grant. The plan allows each director to choose to receive, in the form of DSUs, all, none or a percentage of the eligible director’s fees which would otherwise be payable in cash. If a director has invested less than the minimum amount of equity in the company as prescribed from time to time by the Board of Directors (currently $37,500), then the director must take at least 50% of the base annual fee for serving as a director in the form of DSUs. Each DSU fully vests upon award, but is distributed only when the director ceases to be a member of the Board of Directors. Vested units are settled in cash based on common share price when conversion takes place. As at October 31, 2005, the total DSUs held by participating directors was 17,581 representing an aggregate accrued liability of $38,502.

Note 13 - Segmented Information

We operate in one business segment providing supply chain solutions. The following tables provide our revenue segmented by geographic area of operation and solution pricing model:

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2005	2004	2005	2004
Americas	8,104	7,733	23,480	25,136
Europe, Middle East and Africa (“EMEA”)	2,880	2,954	9,389	8,282
Asia Pacific	503	358	1,352	1,948
	11,487	11,045	34,221	35,366

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2005	2004	2005	2004
Revenues
Services	10,310	9,969	30,468	31,807
Licenses	1,177	1,076	3,753	3,559
	11,487	11,045	34,221	35,366

Services revenues are composed of the following: (i) ongoing transactional and/or subscription fees for use of our services and products by our customers; (ii) professional services revenues from consulting, implementation and training services related to our services and products; and (iii) maintenance and other related revenues, which include revenues associated with maintenance and support of our services and products. License revenues derive from licenses granted to our customers to use our software products.

The following table provides our segmented information by geographic areas of operation for our long-lived assets. Long-lived assets represent capital assets, goodwill and intangible assets that are attributed to individual geographic segments.

	October 31,	January 31,
	2005	2005
Total long-lived assets
Americas	6,208	9,039
EMEA	1,448	1,922
Asia Pacific	80	127
	7,736	11,088

Note 14 - Contingencies

Contingencies
On or about May 19, 2004, we were named as a defendant in a securities class action lawsuit captioned Brij Walia v. The Descartes Systems Group Inc., et al., which was filed in the United States District Court for the Southern District of New York purportedly on behalf of purchasers of our common stock between June 4, 2003 and May 6, 2004. The complaint also named as defendants two of our former officers. The complaint alleged, among other things, that the defendants made misstatements to the investing public between June 4, 2003 and May 6, 2004 regarding our financial condition. Three additional complaints were filed making substantially similar allegations and all four actions were consolidated before a single judge for pretrial purposes. On November 2, 2004, we announced that we had reached an agreement-in-principle to settle the consolidated securities class action litigation. Under the terms of the settlement-in-principle, a settlement fund was established in the total amount of $1.5 million, of which our insurance providers paid approximately $1.1 million and the balance was paid by us. On September 16, 2005, the court granted final approval of the proposed settlement. In the second quarter of 2005, we accrued $0.5 million for anticipated defense costs related to the class action litigation. With the settlement-in-principle in the third quarter of 2005, this accrual was sufficient to encompass both our defense costs and our contribution to the settlement-in-principle. Our contribution to the settlement-in-principle was paid in the third quarter of 2005.

In November 2004, we commenced private arbitration proceedings in Ontario against a supplier of hosting services to recover damages relating to that supplier's invoicing of fees in excess of the contractual agreement and refusal to deliver working source code for technology purchased from the supplier. At this time, the arbitration is in its initial stages. The arbitration proceedings are subject to a confidentiality undertaking between the parties.

We are also subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. The consequences of these matters are not presently determinable but, in the opinion of management after consulting with legal counsel, the ultimate aggregate liability is not currently expected to have a material effect on our annual results of operations or financial position.

Note 15 - Summary of Material Differences between Canadian GAAP and US GAAP

We prepare our consolidated financial statements in accordance with US GAAP that conforms in all material respects with Canadian GAAP except as set forth below.

Condensed Consolidated Balance Sheets
	October 31, 2005	January 31, 2005
Total assets in accordance with US GAAP	45,629	72,572
Mark-to-market of short-term marketable securities (a)	(1)	63
Total assets in accordance with Canadian GAAP	45,628	72,635

Total liabilities in accordance with US GAAP	8,394	36,834
Convertible debentures (b)	-	(562)
Total liabilities in accordance with Canadian GAAP	8,394	36,272

Total shareholders’ equity in accordance with US GAAP	37,235	35,738
Mark-to-market of short-term marketable securities (a)	(1)	63
Convertible debentures (b)	-	562
Total shareholders’ equity in accordance with Canadian GAAP	37,234	36,363

Condensed Consolidated Statements of Operations
	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2005	2004	2005	2004
Net income (loss) in accordance with US GAAP	629	(2,730)	2,023	(54,372)
Amortization of convertible debentures (b)	-	(271)	(562)	(813)
Foreign exchange translation gain (loss) (c)	-	-	-	(384)
Stock-based compensation expense (d)	(246)	(209)	(727)	(672)
Net income (loss) in accordance with Canadian GAAP	383	(3,210)	734	(56,241)
Earnings (Loss) per share - Basic and diluted - in accordance with Canadian GAAP	0.01	(0.08)	0.02	(1.38)

(a) Mark-to-market of short-term marketable securities
Under US GAAP, marketable debt securities that are available for sale are recorded at their fair market value with the corresponding gain (loss) recorded in comprehensive income. Under Canadian GAAP, marketable debt securities are recorded at amortized cost.

(b) Convertible debentures
Under US GAAP, convertible debentures are recorded at their face value. Under Canadian GAAP, the debt and equity components of the convertible debentures are recorded and presented separately. The debt component of the convertible debentures is measured and recorded based on the present value of future principal and interest payments at the date of issue. The equity component is recorded based on the difference between the face value and the value of the debt component at the date of issue. The debt component is amortized to interest expense on a straight-line basis over the term to maturity of the convertible debentures. As described in Note 9 above, the convertible debentures were fully repaid in the second quarter of 2006.

(c) Foreign exchange translation gain (loss)
Under US GAAP, foreign exchange translation gain (loss) is recorded in comprehensive income and included in shareholders’ equity where the functional currency of the parent company’s foreign operations is the local currency. Under Canadian GAAP, foreign exchange translation gain (loss) is recorded in earnings where it is determined that the foreign operations are integrated with the parent company. In conjunction with our cost reduction initiatives announced in May 2004, management determined that its foreign subsidiaries should be treated under the current rate method for Canadian GAAP beginning with the second quarter of 2005 and for subsequent quarters. As a result, foreign exchange translation gain (loss) is recorded as a separate component of shareholders’ equity.

(d) Stock-based compensation expense
Under US GAAP, under APB 25, no compensation expense is recorded for the granting of employee stock options if the stock options are granted with an exercise price greater or equal to the fair market value at the date of the grant. Under Canadian GAAP, we have adopted the amended recommendations in CICA Handbook Section 3870 (“Section 3870”), “Stock-based Compensation and Other Stock-based Payments” which require fair value accounting for employee awards granted on or after February 1, 2002.

CORPORATE INFORMATION

Stock Exchange Information
Our common stock trades on the Toronto Stock Exchange under the symbol DSG and on the Nasdaq National Market under the symbol DSGX.

Transfer Agents
Computershare Investor Services Inc.
100 University Avenue
Toronto, Ontario M5J 2Y1
North America: (800) 663-9097
International: (416) 263-9200

Computershare Trust Company
12039 West Alameda Parkway
Suite Z-2 Lakewood, Colorado
80228 USA
International: (303) 262-0600

Independent Registered Chartered Accountants
Deloitte & Touche LLP
4210 King Street East
Kitchener, Ontario N2P 2G5
(519) 650-7729

Investor Inquiries
Investor Relations
The Descartes Systems Group Inc.
120 Randall Drive
Waterloo, Ontario N2V 1C6
(519) 746-8110
(800) 419-8495
E-mail: investor@descartes.com
www.descartes.com